Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

FIRST COMMUNITY BANCORP

AND

FOOTHILL INDEPENDENT BANCORP

DATED AS OF DECEMBER 14, 2005

Exhibits

A	Form of Voting Agreement
B	Form of Non-Solicitation Agreement
C	Form of Affiliate Letter

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of December 14, 2005 (this “Agreement”), by and among First Community Bancorp, a California corporation (“Acquiror”), and Foothill Independent Bancorp, a Delaware corporation (the “Company”).

WHEREAS, the Company operates as a one-bank holding company for its wholly-owned Subsidiary, Foothill Independent Bank, a California state-chartered bank (the “Company Bank”);

WHEREAS, Acquiror operates as a multi-bank holding company for its wholly-owned Subsidiaries (collectively, the “Acquiror Banks”);

WHEREAS, the respective Boards of Directors of Acquiror and the Company deem it in the best interests of their respective corporations and shareholders to merge the Company with and into Acquiror (the “Holding Company Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the California General Corporation Law (the “CGCL”) and the General Corporation Law of the State of Delaware (the “DGCL”), respectively, and the merger of Company Bank with and into one of the Acquiror Banks (the “Bank Merger”);

WHEREAS, the parties to this Agreement desire that, upon the terms and subject to the conditions set forth in this Agreement, Acquiror shall acquire all of the outstanding capital stock and options of the Company for an aggregate consideration of $238.0 million dollars;

WHEREAS, the Holding Company Merger is intended to be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”);

WHEREAS, as an inducement for each party to enter into this Agreement, each of the directors and certain of the officers of the Company (the “Company Affiliated Shareholders”) and the directors and certain of the officers of Acquiror (the “Acquiror Affiliated Shareholders”) have executed and delivered (or will within ten (10) days following the date hereof execute and deliver) to Acquiror and the Company, respectively, agreements in the form of Exhibit A (each a “Voting Agreement” and collectively, the “Voting Agreements”), providing that, among other things, the Company Affiliated Shareholders and Acquiror Affiliated Shareholders will, subject to the terms and conditions therein, vote their Company Shares and Acquiror Shares, respectively, in favor of the transactions contemplated hereby; and

WHEREAS, as an inducement for Acquiror to enter into this Agreement, each of the Company Affiliated Shareholders has executed and delivered to Acquiror a non-solicitation agreement with Acquiror in the form of Exhibit B (each a “Non-Solicitation Agreement” and collectively, the “Non-Solicitation Agreements”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

The Merger

Section 1.1. The Merger. Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the CGCL and DGCL, respectively, the Company, at the Effective Time, shall be merged with and into Acquiror. As a result of the Holding Company Merger, the separate corporate existence of the Company shall cease and Acquiror shall continue as the surviving corporation of the Holding Company Merger (sometimes referred to as the “Surviving Corporation”) pursuant to the laws of the state of California.

Section 1.2. Closing. The consummation of the Holding Company Merger (the “Closing”) shall take place on the second Business Day after the satisfaction or waiver of the conditions set forth in Articles VIII, IX and X, respectively (excluding conditions that, by their nature, cannot be satisfied until, but will be satisfied or waived as of, the Closing Date, but subject to the satisfaction or waiver of those conditions), unless this Agreement has been theretofore terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto (the actual date of the Closing being referred to herein as the “Closing Date”). The Closing shall be held at the offices of Stradling Yocca Carlson & Rauth, 660 Newport Center Drive, Suite 1600, Newport Beach, California 92660, unless another place is agreed to in writing by the parties hereto. As soon as practicable on or after the Closing Date, the parties hereto shall cause the Holding Company Merger to be consummated by filing with the Secretary of State of California this Agreement, duly executed, or another agreement of merger complying with Section 1101 of the CGCL (the “Agreement of Merger”), together with the officers’ certificates prescribed by Section 1103 of the CGCL and by filing with the Secretary of State of Delaware a certificate of merger relating to the Holding Company Merger (the “Certificate of Merger”), in such form as required by, and executed in accordance with the relevant provisions of, the DGCL. The Holding Company Merger shall become effective on the date on which the later of the following filings shall have been completed: (i) the Agreement of Merger and officers’ certificates have been duly filed with the Secretary of State of California and (ii) the Certificate of Merger has been duly filed with the Secretary of State of Delaware (the date and time of such filing, or if another date and time is specified in such filing, such specified date and time, being the “Effective Time”). Subject to the prior written consent of the Company (which it shall not unreasonably withhold), Acquiror may, at any time prior to the Effective Time, change the method of effecting the acquisition of the Company and the Company Bank (including, without limitation, the provisions of this Article II and including, without limitation, by electing not to merge the Company or Company Bank with Acquiror or any of its existing Subsidiaries, but rather with a merger subsidiary of Acquiror) to the extent permitted by applicable law and if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of Merger Consideration, (ii) adversely affect the tax treatment of the Company’s shareholders as a result of receiving the Merger Consideration, (iii) materially impede or delay consummation of the Holding Company Merger or other transactions to be consummated pursuant to this Agreement, or (iv) otherwise be materially prejudicial to the interests of the shareholders of the Company.

Section 1.3. Effect of the Merger. At the Effective Time, the effect of the Holding Company Merger shall be as provided in the applicable provisions of the CGCL and DGCL, respectively. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Acquiror shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Acquiror shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.4. Articles of Incorporation; Bylaws. At the Effective Time, the Articles of Incorporation and Bylaws of the Surviving Corporation shall be the Articles of Incorporation and Bylaws of Acquiror as they exist immediately before the Effective Time, and in each case until thereafter changed or amended as provided therein or pursuant to applicable Law.

Section 1.5. Directors and Officers of Surviving Corporation. At the Effective Time, the initial directors of the Surviving Corporation shall be the directors of Acquiror and one director from the Company, George Langley, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation. The initial officers of the Surviving Corporation shall be the officers of Acquiror, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation.

Section 1.6. Bank Merger. Immediately after the Holding Company Merger, the Company Bank will merge with and into Pacific Western National Bank, all of the outstanding capital stock of which is directly owned by Acquiror, or another of the Acquiror Banks.

ARTICLE II

Consideration; Conversion of Securities; Exchange of Certificates

Section 2.1. Conversion of Securities. At the Effective Time, by virtue of the Holding Company Merger and without any action on the part of Acquiror, the Company or the holders of any of the following securities:

(a) Conversion Generally.

(i) each Company Share issued and outstanding immediately prior to the Effective Time shall be converted into and shall become exchangeable for the right to receive Acquiror Common Stock as provided in Section 2.1(b); and

(ii) all of the Company Shares that were outstanding immediately prior to the Effective Time shall no longer be outstanding and shall cease to exist, and each certificate previously representing any such Company Shares shall thereafter represent the right to receive the Merger Consideration into which such Company Shares were converted in the Holding Company Merger.

(b) Conversion of Company Shares. Subject to the other provisions of this Article II, each Company Share issued and outstanding immediately prior to the Effective Time of the Holding Company Merger shall, by virtue of the Holding Company Merger, be converted into the right to receive a number of shares of Acquiror Common Stock equal to the Exchange Ratio (the “Merger Consideration”). For purposes of this Agreement:

(i) The term “Acquiror Average Closing Price” means the average of the closing prices of Acquiror Shares quoted on the Nasdaq National Market as reported in The Wall Street Journal on each of the last fifteen (15) trading days ending on the day which is the second trading day preceding the Closing Date (the “Acquiror Measuring Period”), whether or not trades occurred on those days.

(ii) “Acquiror Initial Price” means $52.47.

(iii) “Base Company Common Stock Value” means the quotient of:

(A) (1) $235,000,000 minus (2) the Aggregate Option Consideration divided by

(B) the total number of Company Shares outstanding as of the Effective Time.

(iv) “Exchange Ratio” means that number, rounded to four decimal places, derived by dividing the Base Company Common Stock Value by the Acquiror Average Closing Price, provided that (i) if the Acquiror Average Closing Price is less than the Minimum Adjustment Price, the Exchange Ratio shall be equal to the result of dividing the Base Company Common Stock Value by the Minimum Adjustment Price or (ii) if the Acquiror Average Closing Price is greater than the Maximum Adjustment Price, the Exchange Ratio shall be shall be equal to the result of dividing the Base Company Common Stock Value by the Maximum Adjustment Price, in each case as may be adjusted pursuant to Section 2.2.

(v) “Maximum Adjustment Price” means $59.03.

(vi) “Minimum Adjustment Price” means $45.91.

(c) Acquiror Capital Stock. Each outstanding share of Acquiror capital stock shall remain an outstanding share of Acquiror capital stock and shall not be converted or otherwise affected by the Holding Company Merger.

Section 2.2. Change in Acquiror Shares. If between the date of this Agreement and the Effective Time, the outstanding Acquiror Shares shall have been changed into a different number of Acquiror Shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of a class of shares or the like, the Merger Consideration payable per Company Share shall be correspondingly and appropriately adjusted to reflect such event.

Section 2.3. Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Acquiror Common Stock shall be issued to holders of Company Shares in the Holding Company Merger. In lieu thereof, each such holder entitled to a fraction of a share of Acquiror Common Stock (after taking into account all certificates delivered by such holder and the aggregate number of Company Shares represented thereby) shall receive, at the time of surrender of the certificate or certificates representing such holder’s Company Shares, an amount in cash equal to the Acquiror Average Closing Price multiplied by the fraction of a share of Acquiror Common Stock to which such holder otherwise would be entitled. No such holder shall be entitled to dividends, voting rights, interest on the value of, or any other rights in respect of a fractional share. Fractional shares shall be determined on an aggregate basis for each Company shareholder and not on a per share or per certificate basis.

Section 2.4. Surrender and Exchange of Certificates.

(a) Exchange Agent. Acquiror shall deposit with U.S. Stock Transfer Corporation or such other exchange agent, bank or trust company as may be mutually agreed upon by the parties (the “Exchange Agent”) such certificates of Acquiror Common Stock (the “Acquiror Stock Certificates”) representing the number of whole shares of Acquiror Common Stock issuable in the Holding Company Merger pursuant to Section 2.1 above and Acquiror shall also make available to the Exchange Agent sufficient cash to make all cash payments in lieu of fractional shares pursuant to Section 2.3 (together with the Acquiror Stock Certificates, the “Exchange Fund”).

(b) Exchange Procedures. Acquiror shall cause the Exchange Agent, promptly after the Effective Time (and in no event later than five (5) Business Days following the Effective Time), to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding Company Shares (the “Company Stock Certificates”) that were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to the Company Stock Certificates shall pass only upon delivery of the Company Stock Certificates to the Exchange Agent and shall be in such form and have such other customary provisions as Acquiror and the Company may reasonably specify) and (ii) instructions for completion and use in effecting the surrender of the Company Stock Certificates in exchange for the Merger Consideration. Upon surrender of a Company Stock Certificate for cancellation to the Exchange Agent, together with such letter of transmittal duly executed in accordance with the instructions contained therein, the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor an Acquiror Stock Certificate representing the number of whole shares of Acquiror Common Stock that such holder has the right to receive pursuant to this Article II (together with payment of cash in lieu of fractional shares which such holder has the right to receive pursuant to Section 2.3) and the Company Stock Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company, the Merger Consideration may be issued to a transferee of the record holder of such Company Shares if the Company Stock Certificate representing such Company Shares is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.4, each Company Stock Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration provided for in Section 2.1 hereof.

(c) Return of Acquiror Stock Certificates. Any portion of the Merger Consideration which remains undistributed to the holders of Company Shares for six (6) months after the Effective Time shall be delivered to Acquiror upon demand, and any holders of Company Shares who have not theretofore surrendered their Company Stock Certificates, or any of them, as provided in this Section 2.4, shall thereafter look only to Acquiror for the Merger Consideration to which they are entitled, without any interest thereon.

(d) Distributions and Voting with Respect to Unexchanged Company Shares. Until surrendered for exchange in accordance with the provisions of this Section 2.4, each certificate theretofore representing shares of Company Shares shall from and after the Effective Time represent for all purposes only the right to receive Acquiror Shares and cash in lieu of fractional shares as set forth in this Agreement. Notwithstanding any other provision of this Agreement, no dividends or other distributions in respect of Acquiror Shares with a record date after the Effective Time shall be paid to any person holding a Company Stock Certificate until such Company Stock Certificate has been surrendered for exchange as provided for in this Section 2.4. Subject to applicable Laws and the immediately preceding sentence, following surrender of any such Company Stock Certificate, there shall be paid to the holder of the Acquiror Stock Certificate issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date on or after the Effective Time theretofore payable with respect to the Acquiror Shares represented thereby, as well as any dividends with respect to the Company Shares represented by the surrendered Company Stock Certificate declared prior to the Effective Time but theretofore unpaid. Former shareholders of record of the Company shall not be entitled to vote after the Effective Time at any meeting of Acquiror shareholders until such holders have exchanged their certificates representing Company Shares for certificates representing Acquiror Shares in accordance with the provisions of this Agreement.

(e) Transfers. On or after the Effective Time, there shall be no transfers of Company Shares on the stock transfer books of the Company.

(f) No Liability. None of Acquiror, the Exchange Agent or the Company shall be liable to any holder of Company Shares for any Merger Consideration deposited with the Exchange Agent which is properly delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(g) Lost Certificates. If any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Stock Certificate to be lost, stolen or destroyed and, if reasonably required by Acquiror, the posting by such person of a bond, in such reasonable amount as Acquiror may direct, as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate the Merger Consideration to which the holder thereof is entitled, without any interest thereon.

(h) Withholding. Acquiror or the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Company Shares such amounts as Acquiror or the Exchange Agent is required to deduct and withhold under applicable Law with respect to the making of such payment. To the extent that amounts are so withheld by Acquiror or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Shares in respect of whom such deduction and withholding was made by Acquiror or the Exchange Agent.

Section 2.5. Effect of Merger on Company Options. The outstanding options, warrants or other right to purchase shares of Company Common Stock (collectively, the “Company Options”) shall be treated as follows in connection with the Holding Company Merger:

(a) The Company Board shall prior to the anticipated Closing Date declare (an “Acceleration Declaration”) each Company Option that is then outstanding but that is not then exercisable to be fully vested and exercisable as of the date of such Acceleration Declaration, but subject to the condition that the Holding Company Merger shall be consummated.

(b) Immediately prior to the Effective Time, each outstanding Company Option will be cancelled and terminated by the Company in exchange for an amount of cash, without interest, equal to the number of Company Shares that may be purchased under such Company Option multiplied by the Option Spread (the “Option Consideration”) less applicable Taxes required to be withheld with respect to such payment. The “Option Spread” for a Company Option will be equal to the arithmetic difference between (y) the exercise price of the Company Option and (z) the product of the Exchange Ratio and the Acquiror Average Closing Price. The Company’s obligations with respect to the cancellation of the Company Options are contained in Section 6.10.

ARTICLE III

Representations and Warranties of the Company

Except as set forth in a disclosure schedule delivered by the Company to Acquiror prior to the execution of this Agreement (the “Company Disclosure Schedule”), which identifies exceptions by specific Section references (provided that any information set forth in any one section of the Company Disclosure Schedule shall be deemed to apply to each other applicable Section or subsection thereof if its relevance to the information called for in such Section or subsection is reasonably apparent), the Company hereby represents and warrants to Acquiror as follows:

Section 3.1. Organization and Qualification of Company and Subsidiaries. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and is a registered bank holding company under the BHCA. Each Subsidiary of the Company is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The Company Bank is a California state chartered bank and is duly licensed by the California Commissioner of Financial Institutions as a commercial bank and is a member of the Federal Reserve System and its deposits are insured by the FDIC through the Bank Insurance Fund in the manner and to the fullest extent provided by law. Each of the Company and its Subsidiaries has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its respective properties and to carry on its business as it is now being conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company.

Section 3.2. Certificate of Incorporation and Bylaws; Corporate Books and Records. The copies of the Company’s Certificate of Incorporation, as amended (the “Company Certificate”), and Bylaws, as amended (the “Company Bylaws”), that are listed as exhibits to the Company’s Form 10-K for the year ended December 31, 2004 are complete and correct copies thereof as in effect on the date hereof. The Company is not in violation of any of the provisions of the Company Certificate or the Company Bylaws. True and complete copies of all minute books of the Company and each of its Subsidiaries, containing minutes of meetings held and actions taken by their respective Boards of Directors or any committees thereof during the period from January 1, 2003 to the date hereof, have been made available by the Company to Acquiror. All material actions of the Company Board are reflected in such books.

Section 3.3. Capitalization.

(a) The authorized capital stock of the Company consists of 25,000,000 shares of Company Common Stock, par value $0.001 per share. As of the date hereof, (i) 8,519,892 shares of Company Common Stock are issued and outstanding, all of which are validly issued and fully paid, nonassessable and free of preemptive rights (and were not issued in violation of preemptive rights), (ii) no shares of Company Common Stock are held in the treasury of the Company or by its Subsidiaries and (iii) 858,622 shares of Company Common Stock are issuable (and such number is reserved for issuance) upon exercise of Company Options outstanding as of the date hereof (the “Company Option Shares”). All of the issued and outstanding shares of capital stock or other equity securities of the Company have been issued in compliance with applicable federal and state securities laws.

(b) Except for the Company Options, the shareholder Rights issued pursuant to the Rights Agreement, and arrangements and agreements set forth in Section 3.3(b) of the Company Disclosure Schedule, there are no (i) options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of the Company or any of its Subsidiaries, or (ii) securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating the Company or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or (iii) securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries. The Company has provided Acquiror with a true and complete list, as of the date hereof, of the prices at which outstanding Company Options are exercisable, the number of Company Option Shares outstanding at each such price and the date of grant, expiration date and type (qualified or non-qualified under Section 422 of the Code) of each such Company Option. All of the Company Option Shares, upon their issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and will not be issued in violation of preemptive rights.

(c) Except for the Voting Agreements, and except as set forth in Section 3.3(c) of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any shares of Company Common Stock or any capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries. To the knowledge of the Company, other than the Voting Agreements and Company Rights Agreement, there are no proxies, voting agreements, voting trusts, rights plans, anti-takeover plans or registration rights agreements with respect to any shares of the capital stock, equity or voting interests in the Company.

(d) The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

Section 3.4. Subsidiaries. The Company has no Subsidiaries other than those listed in Section 3.4 of the Company Disclosure Schedule, and there are no Subsidiaries of such Subsidiaries. The Company owns all of the issued and outstanding capital stock of each of its Subsidiaries, free and clear of any pledges, security interests, options, liens, claims or other encumbrances of any kind (collectively, the “Liens”). All of the issued and outstanding shares of capital stock of each of the Company’s Subsidiaries have been validly issued and are fully paid and non-assessable. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to make any investment in any of its Subsidiaries or any other person. None of the Company’s Subsidiaries has (i) any arrangements or commitments obligating any of them to issue shares of any of its capital stock or any securities convertible into or having the right to purchase shares of any of its capital stock, or (ii) any bonds, debentures, notes or other obligations outstanding that entitle the holders thereof to vote (or that are convertible into or exercisable for securities having the right to vote) on any matters on which its shareholders may vote. Except as set forth on Section 3.4 of the Company Disclosure Schedule, the Company does not, directly or indirectly, beneficially own any equity securities or similar interests of any person or any interests of any person or any interest in a partnership or joint venture of any kind.

Section 3.5. Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by action of the Company (other than the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding Company Shares entitled to vote thereon). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Acquiror, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles (regardless of whether such enforceability is considered in equity or at law).

(b) By resolutions duly adopted at a meeting of the Company Board duly called and held on December 13, 2005, by the unanimous vote of the Company Board required to do so pursuant to the Company Certificate and the applicable provisions of the DGCL, the Company Board has duly (i) declared this Agreement advisable and determined that the transactions contemplated hereby (including the Holding Company Merger) are fair to and in the best interests of the Company and its shareholders, (ii) approved and adopted this Agreement and the Company Voting Agreements by the affirmative vote of a majority of the members of the Company Board, and (iii) resolved to recommend that the shareholders of the Company vote for the adoption of this Agreement (the “Company Board Approval”). A true and correct copy of such resolutions, certified by the Company’s corporate secretary, will be furnished to Acquiror and none of such resolutions has been rescinded or revoked, in whole or in part, or modified in any way. The Company Board Approval constitutes approval of this Agreement for purposes of Section 203 of the DGCL and represents the only action necessary to ensure that the restrictions of Section 203 of the DGCL do not apply to the execution and delivery of this Agreement, the Company Voting Agreements or the consummation of the Holding Company Merger.

Section 3.6. No Conflict; Required Filings and Consents.

(a) Except as set forth in Section 3.6(a) of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) conflict with or violate any provision of the Company Certificate or Company Bylaws or any equivalent organizational documents of any of its Subsidiaries, (ii) conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected (assuming that all consents, approvals, authorizations and permits described in Section 3.6(b) have been obtained and all filings and notifications described in Section 3.6(b) have been made and any waiting periods thereunder have terminated or expired) or (iii) require any consent or approval under, result in any breach of or any loss of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any of its Subsidiaries pursuant to, any Company Material Contract (as defined in Section 3.14 herein), lease with respect to real estate or Company Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, losses, defaults, or failures to obtain any consent or approval, or other occurrences which would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except with respect to any required Government Approvals.

Section 3.7. Permits; Compliance With Law.

(a) Each of the Company and its Subsidiaries is in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity necessary for it to own, lease and operate its properties or to carry on its business substantially in the manner described in the Company SEC Filings and substantially as it is being conducted as of the date hereof (the “Company Permits”), and all such Company Permits are valid and in full force and effect and, to the Company’s knowledge, no suspension or cancellation of any of them is threatened, except where the failure to have, or the suspension or cancellation of, or failure to be valid or in full force and effect of, any of the Company Permits would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company.

(b) None of the Company or any of its Subsidiaries is in default or violation of (a) any Company Permits or (b) any Laws applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act and all other fair lending laws and other laws relating to discriminatory business practices, except in each case for any such defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company. “Bank Secrecy Act” means the Currency and Foreign Transaction Reporting Act (31 U.S.C. Section 5311 et seq.), as amended. “Community Reinvestment Act” means the Community Reinvestment Act of 1977 (12 U.S.C. 2901 et seq.), as amended. “Equal Credit Opportunity Act” means the Equal Credit Opportunity Act (15 U.S.C. Section 1691 et seq.) as amended. “Fair Housing Act” means the Fair Housing Act (420 U.S.C. Section 3601 et seq.), as amended. “Home Mortgage Disclosure Act” means the Home Mortgage Disclosure Act (12 U.S.C. Section 2801 et seq.), as amended. “National Labor Relations Act” means the National Labor Relations Act, as amended.

(c) The Company and each of its Subsidiaries have adopted such procedures and policies as are, in the reasonable judgment of Company management, necessary or appropriate to comply with Title III of the USA Patriot Act and, to the knowledge of the Company, is in such compliance. “USA Patriot Act” means the USA Patriot Act (Pub. L. No. 107 56).

(d) Other than customary and ordinary periodic examinations by federal and state regulatory agencies, including, without limitation, the FRB and DFI, or except as set forth in Section 3.7(d) of the Company Disclosure Schedule, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, nor has the Company nor any of its Subsidiaries received since January 1, 2003, any notification or communication from any Governmental Entity (A) asserting that the Company or any of its Subsidiaries is not in compliance, in any material respect, with any of the Laws which such Governmental Entity enforces or (B) threatening to revoke any Company Permit (nor, to the Company’s knowledge, do any grounds for any of the foregoing exist).

Section 3.8. SEC Filings; Financial Statements; Regulatory Reports.

(a) The Company has timely filed and will timely file all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and other documents and filings required to be filed by it under the Securities Act or the Exchange Act, as the case may be, since January 1, 2003 (the “Applicable Date”) (collectively, including those filed or furnished subsequent to the date of this Agreement, the “Company SEC Filings”). None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act. Each Company SEC Filing (i) as of the time it was filed, complied or will comply in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the rules and regulations promulgated thereunder, as the case may be, and (ii) did not or will not, at the time it was or is filed (or if subsequently amended or superseded by a Company SEC Filing then on the date of such subsequent filing), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b) The Company’s consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Filings, were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of interim consolidated financial statements, where information and footnotes contained in such financial statements are not required to be in compliance with GAAP), and in each case such consolidated financial statements fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and the consolidated Subsidiaries of the Company as of the respective dates thereof and for the respective periods covered thereby (subject, in the case of unaudited statements, to normal year-end adjustments which were not and which are not expected to be, individually or in the aggregate, material to the Company and its consolidated Subsidiaries taken as a whole).

(c) Except as and to the extent adequately provided for, in the aggregate, on the consolidated balance sheet of the Company and its consolidated Subsidiaries as of September 30, 2005 (the “Company Balance Sheet”), between September 30, 2005 and the date hereof, neither the Company nor any of its consolidated Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with GAAP, except for liabilities or obligations (i) that, in the aggregate, are adequately provided for in the Company Balance Sheet, (ii) incurred in the ordinary course of business since September 30, 2005 and the date hereof that would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company, or (iii) incurred or provided for in this Agreement.

(d) The Company is in compliance with the applicable listing and corporate governance rules and regulations of the NASDAQ, except where the failure to be in such compliance would not have, individually or in the aggregate, a Material Adverse Effect with respect to the Company. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC (including extensions of credit pursuant to Regulation O), since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of the Company. For purposes of this Agreement, the term “Affiliate” when used with respect to any party shall mean any person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act.

(e) Each required form, report and document containing financial statements that the Company has filed with or furnished to the SEC since January 1, 2003 was accompanied by the certifications required to be filed or furnished by the Company’s chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act, and at the time of filing or submission of each such certification, such certification (i) was true and accurate and complied in all material respects with the Sarbanes-Oxley Act, (ii) did not contain any qualifications or exceptions to the matters certified therein, except as otherwise permitted under the Sarbanes-Oxley Act or the rules and regulations thereunder, and (iii) has not been modified or withdrawn. Neither the Company nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, content, form or manner of filing or furnishing of such certifications. As of the end of the period covered by the most recently filed periodic report under the Exchange Act, the Company’s disclosure controls and procedures (as defined in Sections 13a-15(e) and 15d-15(e) of the Exchange Act) were effective to provide reasonable assurance that material information, relating to the Company and its consolidated Subsidiaries, required to be included in any of the Company SEC Filings, were made known to Company management, including its Chief Executive Officer and Chief Financial Officer, respectively, on a timely basis.

(f) Each of the Company and its Subsidiaries has filed all material documents and reports relating to each of the Company and its Subsidiaries required to be filed with the FRB, the FDIC (in the case of any Subsidiary of the Company, if applicable), the DFI or any other Governmental Entity having jurisdiction over its business or any of its assets or properties (each a “Regulatory Authority” and collectively, the “Regulatory Authorities”). All such reports conform or will conform in all material respects with the requirements promulgated by such Regulatory Authorities and as of their respective dates, such documents and reports did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Section 3.9. Regulatory Matters. Except as may otherwise be set forth in Section 3.9 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries (i) is, directly or indirectly, party or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authority or (ii) has been advised by, or has any knowledge of facts which are reasonably expected to give rise to an advisory notice by, any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission. Except as set forth on Section 3.9 of the Company Disclosure Schedule, all compliance or corrective action relating to the Company or any of its Subsidiaries required by Regulatory Authorities having jurisdiction over the Company or any of its Subsidiaries has been taken. Each of the Company and its Subsidiaries has paid all assessments made or imposed by and required to have been heretofore paid to any Regulatory Authority.

Section 3.10. Absence of Certain Changes or Events. Since December 31, 2004, except as specifically contemplated by, or as disclosed in, this Agreement or Section 3.10 of the Company Disclosure Schedule, each of the Company and its Subsidiaries has conducted its business in, and has not engaged in any material transaction other than according to, the usual and ordinary course consistent with past practice and, since such date, there has not been:

(a) any Material Adverse Effect with respect to the Company circumstance, occurrence or development (including any adverse change with respect to any circumstance, occurrence or development existing on or prior to December 31, 2004) which, individually or in the aggregate, would have a Material Adverse Effect with respect to the Company;

(b) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance;

(c) other than regular quarterly dividends on Company Shares of not in excess of $0.15 per Share, any declaration, setting aside or payment of any dividend or other distribution in cash, stock or property in respect of the capital stock of the Company or any of its Subsidiaries;

(d) any material change in any method of accounting or accounting practice by the Company or its Subsidiaries;

(e) any material increase in the compensation payable or that could become payable by the Company to officers or key employees or any amendment of any of the Benefit Plans other than (i) increases or amendments in the ordinary and usual course consistent with past practice or (ii) pursuant to any employment agreements already in existence prior to the date hereof that the Company or any of its Subsidiaries has with any officers or key employees; or

(f) any agreement to do any of the foregoing, unless otherwise permitted herein.

Section 3.11. Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedule lists as of the date hereof all Company Benefit Plans providing for material compensation or other material benefits, excluding agreements with former employees under which the Company has no remaining monetary obligations. There have been made available to Acquiror true and complete copies of (i) each such written Company Benefit Plan including but not limited to, any trust instruments, insurance contracts and, with respect to any employee stock ownership plan, loan agreements forming a part of any Company Benefit Plan, and all amendments thereto, (ii) the most recent annual report on Form 5500 series, with accompanying schedules and attachments, filed with respect to each Company Benefit Plan required to make such a filing, and (iii) the most recent actuarial valuation for each Company Benefit Plan, if any, that is subject to Title IV of ERISA.

(b) Except as set forth in Section 3.11(b) of the Company Disclosure Schedule, (i) except as required by Law none of the Company Benefit Plans promises or provides retiree medical, life or other retiree welfare benefits to any person, and none of the Company Benefit Plans is a “multiemployer plan” as such term is defined in Section 3(37) of ERISA nor has the Company, its Subsidiaries or any ERISA Affiliate (x) maintained or contributed to or has within the past six years maintained or contributed to a pension plan that is subject to Subtitles C or D of Title IV of ERISA or (y) maintains or has an obligation to contribute to or has within the past six years maintained or has an obligation to contribute to a multiemployer plan; (ii) there has been no “prohibited transaction,” as such term is defined in Section 406 of ERISA and Section 4975 of the Code with respect to any Company Benefit Plan, which could subject the Company or any subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which could be material and neither the Company nor any of its Subsidiaries expects to incur a material tax penalty imposed by Section 4980F of the Code or Section 502 of ERISA; (iii) all Company Benefit Plans providing for material compensation or other material benefits are in substantial compliance with the requirements prescribed by any and all statutes (including ERISA and the Code), orders, or governmental rules and regulations currently in effect with respect thereto (including all applicable requirements for notification to participants or the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), Internal Revenue Service (the “IRS”) or Secretary of the Treasury), and the Company and each of its Subsidiaries have performed their respective obligations required to be performed by them under, are not in default under or violation of, and have no knowledge of any default or violation by any other party to, any of the Company Benefit Plans, except for any immaterial instances of non-compliance, failures to perform, or defaults or violations; (iv) each Company Benefit Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is the subject of a favorable determination letter from the IRS covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable amendment period under Section 401(b) of the Code, and, to the Company’s knowledge, nothing has occurred which may reasonably be expected to impair or revoke such favorable determination letter or result in loss of qualification of such plan under Section 401(a) of the Code; (v) all contributions required to be made to any Company Benefit Plan pursuant to Section 412 of the Code, or the terms of the Company Benefit Plan or any collective bargaining agreement, have been made on or before their due dates and all obligations in respect of each Company Benefit Plan have been properly accrued and reflected in the consolidated financial statements; (vi) with respect to each Company Benefit Plan, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 of ERISA has occurred; and (vii) neither the Company nor any ERISA Affiliate has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than liability for premium payments to the PBGC arising in the ordinary course).

(c) Except as set forth in Section 3.11(c) of the Company Disclosure Schedule, no amount that could be received (whether in cash or property or the vesting or the acceleration of vesting of property), as a result of the consummation of the transactions contemplated by this Agreement, by any employee, officer or director of the Company or any of its Subsidiaries who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any Company Benefit Plan could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(d) Except as required by Law, no Company Benefit Plan provides any retiree or post-employment medical, disability or life insurance benefits. No Company Benefit Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code. As of the date hereof there is no material pending or, to the knowledge of the Company threatened, litigation relating to the Company Benefits Plans. The Company and each ERISA Affiliate are in material compliance with (i) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations thereunder and any similar state law and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations thereunder.

(e) Neither the Company nor any of its Subsidiaries maintains, sponsors, contributes or has any liability with respect to any employee benefit plan, program or arrangement that provides benefits to non-resident aliens with no U.S. source income outside of the United States.

Section 3.12. Labor and Other Employment Matters.

(a) The Company and each of its Subsidiaries is in compliance in all material respects with all applicable Laws respecting labor, employment, fair employment practices,

terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and wages and hours. Except as set forth in Section 3.12(a) of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries is a party to any collective bargaining or other labor union contract applicable to persons employed by the Company or any of its Subsidiaries, and no collective bargaining agreement or other labor union contract is being negotiated by the Company or any of its Subsidiaries. There is no material labor dispute, strike, slowdown or work stoppage against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened. To the Company’s knowledge, no employee of the Company or any of its Subsidiaries is, in any material respect, in violation of any term of any employment contract, non-disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or such Subsidiary because of the nature of the business conducted or presently proposed to be conducted by it or to the use of trade secrets or proprietary information of others.

(b) The Company has identified in Section 3.12(b)(i) of the Company Disclosure Schedule and has made available to Acquiror true and complete copies of (i) all employment agreements that the Company or any of its Subsidiaries has with any directors, officers or employees of or consultants to the Company or any of its Subsidiaries, (ii) all Severance Arrangements, and (iii) all Change in Control Arrangements. Except as set forth in Section 3.12(b)(ii) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby by the Company will (either alone or in conjunction with any other event, such as termination of employment) (A) result in any payment or the increase of such payment (including, without limitation, severance, unemployment compensation, parachute or otherwise) becoming due to any director, officer, employee or consultant of the Company or any of its Subsidiaries from the Company or any of its Subsidiaries, (B) significantly increase any benefits otherwise payable, (C) result in any acceleration of the time of payment or vesting of or result in any payment or funding (through a grantor trust or otherwise) any compensation or benefits, under or pursuant to any such employment agreements or Severance or Change in Control Arrangements, (D) limit or restrict the right of the Company or, after the consummation of the transaction contemplated hereby, the Acquiror to merge, amend or terminate any of the Company Benefit Plans, or (E) result in payments under any of the Company Benefit Plans which would not be deductible under Section 162(m) or Section 280(G) of the Code. No individual who is a party to any such employment agreement or a party to or covered by any such Severance or Change in Control Arrangements has terminated his or her employment or has been terminated, nor, to the Company’s knowledge, has any event occurred, other than the transactions contemplated by this Agreement, that has given or could reasonably be expected to give rise to a severance obligation on the part of the Company under any such agreement or arrangement.

Section 3.13. Transactions with Interested Persons. Except as set forth in the Company SEC Filings filed prior to the date of this Agreement, or as disclosed in Section 3.13 of the Company Disclosure Schedule, no officer, director or employee of the Company or any of its Subsidiaries nor, to the Company’s knowledge, any member of the immediate family of any such officer, director or employee, is presently a party to any transaction with the Company or any of its Subsidiaries of the type or involving an amount that requires such transaction to be disclosed pursuant to Item 404 of Regulation S-K. Except as disclosed in Section 3.13 of the Company Disclosure Schedule, neither the Company nor any Subsidiary has any transactions with affiliates within the meaning of Sections 23A and 23B of the Federal Reserve Act.

Section 3.14. Material Contracts. Except as set forth on Section 3.14 of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries is a party to or bound by any Contract that (a) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K)

or which imposes any non-competition, non-solicitation or similar covenants on the Company or any of its Subsidiaries (collectively, the “Company Material Contracts”), or (b) which would prohibit or materially delay the consummation of the Holding Company Merger or any of the transactions contemplated by this Agreement. Each Company Material Contract is valid and binding on the Company or its applicable Subsidiary (as the case may be) that is a party thereto and, to the Company’s knowledge, each other party thereto, and is in full force and effect, and the Company or its Subsidiary that is a party thereto has performed all of its obligations required to be performed by it to the date hereof under each such Company Material Contract and, to the Company’s knowledge, each other party to each Company Material Contract has in all respects performed all obligations required to be performed by it under such Company Material Contract, except as would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company. None of the Company or any of its Subsidiaries has received any written notice of any violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Company Material Contract.

Section 3.15. Litigation. Except as and to the extent disclosed in the Company SEC Filings filed prior to the date of this Agreement or as set forth in Section 3.15 of the Company Disclosure Schedule, (a) there are no suits, claims, actions, proceedings or investigations pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or for which the Company or any of its Subsidiaries is obligated to indemnify a third party, the outcome of which is expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company and (b) neither the Company nor any of its Subsidiaries is subject to any outstanding and unsatisfied order, writ, injunction, decree or arbitration ruling, award or other finding. There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries that, as of the date hereof, challenges the validity or propriety, or seeks to prevent consummation of, the Holding Company Merger or any other transaction contemplated by this Agreement.

Section 3.16. Environmental Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company:

(a) The Company and each of its Subsidiaries (i) is in compliance with all, and is not subject to any liability with respect to any, applicable Environmental Laws, (ii) holds or has applied for all Environmental Permits necessary to conduct its current operations, and (iii) is in compliance with its respective Environmental Permits.

(b) None of the Company or any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of, or liable under, any Environmental Law.

(c) None of the Company or any of its Subsidiaries (i) has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to (A) compliance with Environmental Laws or Environmental Permits or (B) the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and no investigation, litigation or other proceeding is pending or, to the knowledge of the Company, threatened with respect thereto, or (ii) is an indemnitor in connection with any claim threatened or asserted in writing by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials.

(d) None of the real property owned or leased by the Company or any of its Subsidiaries is listed or, to the knowledge of the Company, proposed for listing on the “National Priorities List” under CERCLA, as updated through the date hereof, or any similar state or foreign list of sites requiring investigation or cleanup.

(e) There are no past or present conditions, circumstances, or facts that are reasonably expected to (i) interfere with or prevent continued compliance by the Company or any of its Subsidiaries with Environmental Laws and the requirements of Environmental Permits, (ii) give rise to any liability or other obligation under any Environmental Laws, or (iii) form the basis of any claim, action, suit, proceeding, or investigation against or involving the Company or any of its Subsidiaries based on or related to any Environmental Law.

Section 3.17. Intellectual Property. Each of the Company and its Subsidiaries owns or is licensed or otherwise possesses legally enforceable rights to use all patents, trademarks, trade names, service marks, copyrights and any applications therefor, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or materials (including any registrations or applications for registration of any of the foregoing) (collectively, “Intellectual Property”) that are used in the business of the Company and its Subsidiaries as currently conducted, except where such failures to own or validly license such Intellectual Property would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company. Except as would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company: (A) neither the Company nor any of its Subsidiaries is, nor will it be as a result of the execution and delivery of this Agreement by the Company or the performance of its obligations hereunder, in violation of any licenses, sublicenses and other agreements as to which the Company or any of its Subsidiaries, is a party and pursuant to which the Company or any of its Subsidiaries is authorized to use any third-party patents, trademarks, service marks, copyrights, trade secrets or computer software (collectively, “Third-Party Intellectual Property Rights”); (B) no claims with respect to (I) the patents, registered and material unregistered trademarks and service marks, registered copyrights, trade names and any applications therefor, trade secrets or computer software owned by the Company or any of its Subsidiaries (collectively, the “Company Intellectual Property Rights”); or (II) Third-Party Intellectual Property Rights are currently pending or, to the knowledge of the Company, are threatened by any person; and (C) the Company does not know of any valid grounds for any bona fide claims (I) against the use by the Company or any of its Subsidiaries of any Company Intellectual Property Rights or Third-Party Intellectual Property Rights used in the business of the Company or any of its Subsidiaries as currently conducted; (II) challenging the ownership, validity or enforceability of any Company Intellectual Property Rights; or (III) challenging the license or legally enforceable right of the Company or any of its Subsidiaries to use any Third-Party Intellectual Rights.

Section 3.18. Taxes.

(a) Each of the Company and its Subsidiaries has duly and timely filed with the appropriate Tax authorities or other Governmental Entities all material Tax Returns required to be filed. All such Tax Returns are complete and accurate in all respects, except as would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company. All Taxes shown as due on such Tax Returns have been timely paid.

(b) Subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company, the unpaid Taxes of the Company and its Subsidiaries did not, as of the dates of the most recent financial statements contained in the Company

SEC Filings, exceed the reserve for Tax liability set forth in the balance sheets contained in such financial statements.

(c) Subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company, (i) no deficiencies for Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by a Tax authority or other Governmental Entity in writing to the Company, any of its Subsidiaries or any of their respective affiliates, and (ii) no audit or other proceeding for or relating to any liability in respect of Taxes of the Company or any of its Subsidiaries is being conducted by any Tax authority or Governmental Entity, and neither the Company nor any of its Subsidiaries has received notification in writing that any such audit or other proceeding is pending.

(d) There are no material Tax liens upon any property or assets of the Company or any of its Subsidiaries except (i) liens for current Taxes not yet due and payable, and (ii) liens for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP.

(e) The Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company.

(f) None of the Company or any of its Subsidiaries has any liability for the Taxes of any person (other than members of the consolidated group of which the Company is the common parent) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), (ii) as a transferee or successor, or (iii) by contract, except in each case where such liability for Taxes would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company.

(g) The Company and its Subsidiaries have made available to Acquiror correct and complete copies of all federal Tax Returns for Tax periods ending on or after December 31, 2003.

(h) Neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any material Tax sharing or Tax indemnity agreement or similar contract or arrangement other than any agreement, contract or other arrangement between the Company and its Subsidiaries.

(i) Neither the Company nor any of its Subsidiaries will be required, as a result of (A) a change in accounting method for a Tax period ending on or before the Closing, to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign law) in taxable income for any Tax period beginning on or after the Closing Date, or (B) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax law), to include any item of income in or exclude any item of deduction from any Tax period beginning on or after the Closing.

(j) No closing agreements, private letter rulings, technical advance memoranda or similar agreement or rulings have been entered into or issued by any Tax authority with respect to the Company or any of its Subsidiaries.

(k) Neither the Company nor any of its Subsidiaries has participated in any “reportable transactions” within the meaning of Treasury Regulations Section 1.6011-4, and neither the Company nor any of its Subsidiaries has been a “material advisor” to any such transactions within the meaning of Section 6111 of the Code.

(l) Neither the Company nor any of its Subsidiaries has distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

Section 3.19. Insurance. Section 3.19 of the Company Disclosure Schedule lists (i) all policies of liability, property, casualty and other forms of insurance owned or held by the Company and each of its Subsidiaries, copies of which have previously been made available to Acquiror and (ii) all material insurance claims filed by the Company under such policies which have not been paid in full as of the date hereof and the amounts claimed thereunder. All such policies are in full force and effect, all premiums due and payable have been paid and no written notice of cancellation or termination has been received with respect to any such policy and all such policies, or predecessor policies covering similar risks, have been in full force and effect continuously during the past (5) years. No insurer has advised the Company or any of its Subsidiaries that it intends to materially reduce coverage or materially increase any premium under any such policy, or that coverage is not available (or that it will contest coverage) for any material claim made against the Company or any of its Subsidiaries.

Section 3.20. Properties.

(a) Each of the Company and its Subsidiaries has good title to or a valid leasehold interest in all of its properties and assets except for (1) statutory liens not yet delinquent which are being contested in good faith by appropriate proceedings, and liens for taxes not yet due, (2) pledges of assets in the ordinary course of business to secure public deposits, (3) defects and irregularities of title and encumbrances that do not materially impair the use thereof for the purposes for which they are held, (4) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carriers’ and other similar liens arising in the ordinary course of business and (5) properties and assets the loss of which would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company.

(b) Section 3.20 of the Company Disclosure Schedule contains a complete and correct list of (A) all real property or premises owned on the date hereof, in whole or in part by the Company or any of its Subsidiaries and all real property that the Company or any of its Subsidiaries is in the process of foreclosing (whether by judicial process or by power of sale) or otherwise in the process of acquiring title to, and all indebtedness secured by any encumbrance thereon, and (B) all real property or premises leased or subleased in whole or in part by the Company or any of its Subsidiaries and together with a list of all applicable leases and the name of the lessor. None of such premises or properties have been condemned or otherwise taken by any public authority and, to the knowledge of the Company, no condemnation or taking is threatened or contemplated and none thereof is subject to any claim, contract or law which might affect its use or value for the purposes now made of it. None of the premises or properties of the Company or any of its Subsidiaries is subject to any current or potential interests of third parties or other restrictions or limitations that would impair or be inconsistent with the current use of such property by the Company or such Subsidiaries, except as would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company.

(c) Each of the leases referred to in the Company Disclosure Schedule is in full force and effect, and no party thereto is in default and no notice of a claim of default by any party has been delivered to the Company or is now pending, and there does not exist any event that with notice or the passing of time, or both, would constitute a default or excuse performance by any party thereto, provided that with respect to matters relating to any party other than the Company the foregoing representation is based on the knowledge of the Company.

Section 3.21. Derivative Transactions. Subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company, all Derivative Transactions to which the Company or any of its Subsidiaries is a party were entered into in the ordinary course of business, consistent with safe and sound banking practices and regulatory guidance, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, as applicable. All of such Derivatives Contracts are legal, valid and binding obligations of the Company or a Subsidiary of the Company, as the case may be, enforceable in accordance with their terms (except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally), and are in full force and effect. The Company and each Subsidiary of the Company that is a party to any such Transaction has duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued; and, to the Company’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder which, individually or in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect with respect to the Company.

Section 3.22. Company Rights Agreement. The Company has taken all actions necessary to (a) render the Rights Agreement inapplicable to this Agreement and the transactions contemplated hereby, (b) ensure that (i) none of Acquiror or any Subsidiary of Acquiror is an Acquiring Person (as defined in the Rights Agreement) pursuant to the Rights Agreement as a result of this Agreement and the transactions contemplated hereby and (ii) a Distribution Date (as such term is defined in the Rights Agreement) does not occur in the case of clauses (i) and (ii), solely by reason of the execution of this Agreement or the consummation of the transactions contemplated hereby, and (c) provide that the Final Expiration Date (as defined in the Rights Agreement) shall occur immediately prior to the Effective Time.

Section 3.23. Registration Statement, Proxy Statement/Prospectus. The information supplied by the Company in writing for inclusion or incorporation by reference in the Registration Statement shall not, at the time the Registration Statement is filed with and at the time it is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement/Prospectus shall not, on (i) the date it is first mailed to the Company Shareholders and Acquiror Shareholders, (ii) at the time or times when the Company Shareholder Meeting and Acquiror Shareholder Meeting are held, and (iii) at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it was made, is false or misleading with respect to any material fact, or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier Company communication with respect to the solicitation of proxies for the Company Shareholder Meeting and the Acquiror Shareholder Meeting which has become false or misleading. The Registration Statement and Proxy Statement/Prospectus shall comply in all material respects as to form and substance with the requirements of the Securities Act, the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Acquiror which is contained in or incorporated by reference in any of the foregoing documents.

Section 3.24. Opinion of Financial Advisor. The Company has received from Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (the “Company Financial Advisor”) its opinion, dated December 13, 2005 (the “Fairness Opinion”), to the effect that, as of such date and based on and subject to the matters set forth in that Opinion, the consideration to be received by the Company’s shareholders is fair, from a financial point of view, to the shareholders of the Company.

Section 3.25. Brokers. Except for fees payable to Houlihan Lokey Howard & Zukin Capital, Inc. and to the Company Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Holding Company Merger based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.26. No Other Merger or Business Combination Agreements. The Company does not have any legal obligation, absolute or contingent, to any person, other than Acquiror, to sell, directly or indirectly, the Company or any of its Subsidiaries or to effect any merger, share exchange, consolidation, business combination, recapitalization, liquidation or other reorganization of the Company or any of its Subsidiaries or to enter into any agreement with respect thereto.

Section 3.27. Allowance For Loan Losses. The Allowance for Loan Losses of the Company and its Subsidiaries (“ALL”) is, and shall be as of the Effective Time, in compliance in all material respects with the Company’s existing methodology for determining the adequacy of its ALL and is adequate as provided under the standards established by applicable Governmental Entities and the Financial Accounting Standards Board and is and shall be adequate under all such standards.

Section 3.28. Unregistered Sales of Securities. Except as listed in Section 3.28 of the Company Disclosure Schedule, the Company has neither issued nor sold any Company securities which were not registered at the time of sale under the Securities Act.

Section 3.29. Voting Agreements; Non-Solicitation Agreements. The aggregate percentage of Company Shares beneficially owned by all of the Company Affiliated Shareholders is in excess of 21% of all issued and outstanding Company Common Stock (on a fully diluted basis). Each of the Company Affiliated Shareholders have, simultaneously with the execution and delivery of this Agreement, executed and delivered to Acquiror a Voting Agreement and a Non-Solicitation Agreement.

ARTICLE IV

Representations and Warranties of Acquiror

Except as set forth in a disclosure schedule delivered by Acquiror to the Company prior to the execution of this Agreement (the “Acquiror Disclosure Schedule”), which identifies exceptions by specific Section references (provided that any information set forth in any one section of the Acquiror Disclosure Schedule shall be deemed to apply to each other applicable Section or subsection thereof if its relevance to the information called for in such Section or subsection is reasonably apparent), Acquiror hereby represents and warrants to the Company as follows:

Section 4.1. Organization and Qualification; Subsidiaries; and Articles of Incorporation and Bylaws.

(a) Acquiror is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and is a registered bank holding company under the BHCA. Each Subsidiary of the Acquiror has been duly organized, and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may

be. Each of Acquiror and its Subsidiaries has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its respective properties and to carry on its business as it is now being conducted. Each of Acquiror and its Subsidiaries is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, have a Material Adverse Effect with respect to Acquiror.

(b) The copies of Acquiror’s Articles of Incorporation, as amended (the “Acquiror Articles”), and Bylaws, as amended (the “Acquiror Bylaws”), that are listed as exhibits to the Acquiror’s Form 10-K for the year ended December 31, 2004 are complete and correct copies thereof as in effect on the date hereof. Acquiror is not in violation of any of the provisions of the Acquiror Articles or the Acquiror Bylaws.

Section 4.2. Capitalization. As of the date hereof, the authorized capital stock of Acquiror consists of (i) 30,000,000 shares of Acquiror Common Stock, and (ii) 5,000,000 shares of Acquiror Preferred Stock, of which no shares are issued and outstanding. As of the date hereof, there are 17,931,831 shares of Acquiror Common Stock outstanding, excluding 414,832 shares of unvested restricted stock and restricted performance stock. The shares of Acquiror Common Stock to be issued in the Holding Company Merger are duly authorized and, when so issued, will (x) be validly issued and outstanding, fully paid and nonassessable, (y) will have been registered under the Securities Act, and (z) have been registered or qualified under the Blue Sky Laws of all jurisdictions in which such registration or qualification is so required.

Section 4.3. Significant Subsidiaries. Acquiror has no Significant Subsidiaries other than those listed in Exhibit 21 to Annual Report on Form 10-K as filed with the SEC for its fiscal year ended December 31, 2004 or in Section 4.3 of the Acquiror Disclosure Schedule, and there are no Subsidiaries of such Significant Subsidiaries. Except as set forth in the Acquiror SEC Filings, Acquiror owns all of the issued and outstanding shares of capital stock of each of its Significant Subsidiaries, free and clear of any Liens and all of such shares have been validly issued and are fully paid and non-assessable. None of Acquiror’s Significant Subsidiaries has any arrangements or commitments obligating any of them to issue shares of any of its capital stock or any securities convertible into or having the right to purchase shares of any of its capital stock or that confers on the holders thereof the right to vote on any of the matters on which the holders of the common stock of such Significant Subsidiaries are entitled to vote.

Section 4.4. Authority.

(a) Acquiror has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Acquiror and the consummation by Acquiror of the transactions contemplated hereby have been duly and validly authorized by action of the Acquiror Board and, except for the vote of the Acquiror Shareholders provided for elsewhere in this Agreement, no other corporate action or proceedings on the part of Acquiror are necessary to authorize its execution and delivery of this Agreement or its consummation of the transactions contemplated hereby other than the Acquiror Shareholder Approval. This Agreement has been duly and validly executed and delivered by Acquiror and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of Acquiror, enforceable against Acquiror in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles (regardless of whether such enforceability is considered in equity or at law).

(b) By resolutions duly adopted at a meeting of the Board of Directors of Acquiror (the “Acquiror Board”) duly called and held on December 9, 2005, by the affirmative vote of the Acquiror Board required to do so pursuant to the Acquiror’s Articles of Incorporation and the applicable provisions of the CGCL, the Acquiror Board has duly (i) determined that this Agreement and the transactions contemplated hereby (including the Holding Company Merger) are fair to and in the best interests of Acquiror and its shareholders, and (ii) approved and adopted this Agreement and the transactions contemplated hereby, including the Holding Company Merger and the issuance of Acquiror Shares pursuant to the Holding Company Merger (the “Acquiror Board Approval”). A true and correct copy of such resolutions, certified by Acquiror’s corporate secretary, will be furnished to the Company and none of such resolutions has been rescinded or revoked, in whole or in part, or modified in any way.

Section 4.5. No Conflict; Required Filings and Consents.

(a) Except as set forth in Section 4.5(a) of the Acquiror Disclosure Schedule, the execution and delivery of this Agreement by Acquiror does not, and the performance of this Agreement by Acquiror will not, (i) conflict with or violate any provision of the Acquiror’s Articles of Incorporation or Bylaws or any equivalent organizational documents of any of its Subsidiaries, (ii) conflict with or violate any Law applicable to the Acquiror or any of its Subsidiaries or by which any property or asset of the Acquiror or any of its Subsidiaries is bound or affected (assuming that all consents, approvals, authorizations and permits described in Section 4.5(b) have been obtained and all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired) or (iii) to Acquiror’s knowledge, require any consent or approval under, result in any breach of or any loss of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Acquiror or any of its Subsidiaries pursuant to any Contract to which Acquiror or any of its Subsidiaries is a party or to which Acquiror or any of its Subsidiaries or any of their respective assets are subject, or any Acquiror Permit or other instrument or obligation, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, losses, defaults or failures to obtain any consents or approvals or other occurrences that would not, individually or in the aggregate, have a Material Adverse Effect with respect to Acquiror. As used herein, “Acquiror Permit” means any permit, authorization, license, certificate, approval and/or clearance of any Governmental Entity necessary for the Acquiror and each of its Subsidiaries to own, lease and operate its properties or to carry on their respective businesses substantially in the manner described in the Acquiror SEC Filings filed prior to the date hereof and substantially as those businesses are being conducted as of the date hereof.

(b) The execution and delivery of this Agreement by Acquiror does not, and the performance of this Agreement by Acquiror will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) with respect to any required Government Approvals, and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would, individually or in the aggregate, have a Material Adverse Effect with respect to Acquiror, a list of which, together with a list of such required Government Approvals, is set forth in Section 4.5(b) of the Acquiror Disclosure Schedule.

Section 4.6. Litigation. Except as and to the extent disclosed in the Acquiror SEC Filings filed prior to the date of this Agreement or as set forth in Section 4.6 of the Acquiror Disclosure Schedule, (a) there are no suits, claims, actions, proceedings or investigations pending or, to the knowledge of Acquiror, threatened against Acquiror or any of its Subsidiaries or for which Acquiror or any of its Subsidiaries is obligated to indemnify a third party, the outcome of which is expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Acquiror and (b) neither Acquiror nor any of its Subsidiaries is subject to any outstanding and unsatisfied order, writ, injunction, decree or arbitration ruling, award or other finding. There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Acquiror, threatened against Acquiror or any of its Subsidiaries that, as of the date hereof, challenges the validity or propriety, or seeks to prevent consummation of, the Holding Company Merger or any other transaction contemplated by this Agreement.

Section 4.7. Permits; Compliance With Law.

(a) Each of the Acquiror and its Significant Subsidiaries is in possession of all Acquiror Permits and all such Acquiror Permits are valid, and in full force and effect, and, to Acquiror’s knowledge, no suspension or cancellation of any of them is threatened, except where the failure to have, or the suspension or cancellation of, or failure to be valid or in full force and effect of, any of the Acquiror Permits would not, individually or in the aggregate, have a Material Adverse Effect with respect to Acquiror.

(b) None of Acquiror or any of its Significant Subsidiaries is in default or violation of, (a) any Acquiror Permits or (b) any Laws applicable to Acquiror or any of its Significant Subsidiaries or by which any property or asset of Acquiror or any of its Significant Subsidiaries is bound or affected, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, and all other fair lending laws and other laws relating to discriminatory business practices, except in each case for any such defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect with respect to Acquiror.

(c) Acquiror and each of its Subsidiaries have adopted such procedures and policies as are, in the reasonable judgment of Acquiror management, necessary or appropriate to comply with Title III of the USA Patriot Act and, to the knowledge of Acquiror, is in such compliance. “USA Patriot Act” means the USA Patriot Act (Pub. L. No. 107 56).

(d) Other than customary and ordinary periodic examinations by federal and state regulatory agencies, including, without limitation, the FRB and DFI, or except as set forth in Section 4.7(d) of the Acquiror Disclosure Schedule, no investigation or review by any Governmental Entity with respect to Acquiror or any of its Subsidiaries is pending or, to the knowledge of Acquiror, threatened, nor has Acquiror nor any of its Subsidiaries received since January 1, 2003, any notification or communication from any Governmental Entity (A) asserting that Acquiror or any of its Subsidiaries is not in compliance, in any material respect, with any of the Laws which such Governmental Entity enforces or (B) threatening to revoke any Acquiror Permit (nor, to Acquiror’s knowledge, do any grounds for any of the foregoing exist).

Section 4.8. SEC Filings; Financial Statements; Regulatory Reports.

(a) Acquiror has timely filed and will timely file all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and other documents and filings required to be filed by it under the Securities Act or the Exchange Act, as the case may be, since January 1, 2003 (collectively, including those filed or furnished subsequent to the date of this Agreement, the “Acquiror SEC Filings”). None of Acquiror’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act. Each Acquiror SEC Filing (i) as of the time it was filed, complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and (ii) did not or will not, at the time it was or is filed (or if subsequently amended or superseded by an Acquiror SEC Filing then on the date of such subsequent filing), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b) The Acquiror’s consolidated financial statements (including, in each case, any notes thereto) contained in the Acquiror SEC Filings were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) or, in the case of interim consolidated financial statements, where information and footnotes contained in such financial statements are not required to be in compliance with GAAP), and in each case such consolidated financial statements fairly presented or will fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of Acquiror and the consolidated Subsidiaries of Acquiror as of the respective dates thereof and for the respective periods covered thereby (subject, in the case of unaudited statements, to normal year-end adjustments which were not and which are not expected to be, individually or in the aggregate, material to Acquiror and its consolidated Subsidiaries taken as a whole).

(c) Except as and to the extent set forth on the consolidated balance sheet of Acquiror and its consolidated Subsidiaries as of September 30, 2005 (the “Acquiror Balance Sheet”), between September 30, 2005 and the date hereof neither Acquiror nor any of its consolidated Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with GAAP consistently applied, except for liabilities or obligations (i) that, in the aggregate, are adequately provided for in the Acquiror Balance Sheet, (ii) incurred in the ordinary course of business between September 30, 2005 and the date hereof that would not, individually or in the aggregate, have a Material Adverse Effect with respect to Acquiror, or (iii) incurred or provided for in this Agreement.

(d) Acquiror is in compliance with the applicable listing and corporate governance rules and regulations of the NASDAQ, except where the failure to be in such compliance would not have, individually or in the aggregate, a Material Adverse Effect with respect to Acquiror. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC (including extensions of credit pursuant to Regulation O), since the enactment of the Sarbanes-Oxley Act, neither Acquiror nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of Acquiror.

(e) Each required form, report and document containing financial statements that Acquiror has filed with or furnished to the SEC since January 1, 2003 was accompanied by the certifications required to be filed or furnished by Acquiror’s chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act, and at the time of filing or submission of each such certification, such certification (i) was true and accurate and complied in all material respects with the Sarbanes-Oxley Act, (ii) did not contain any qualifications or exceptions to the matters certified therein, except as otherwise permitted under the Sarbanes-Oxley Act, and (iii) has not been modified or withdrawn. Neither Acquiror nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, content, form or manner of filing or furnishing of such certifications. As of the end of the period covered by the most recently filed periodic report under the Exchange Act, Acquiror’s disclosure controls and procedures (as defined in Sections 13a-15(e) and 15d-15(e) of the Exchange Act) were effective to provide reasonable assurance that material information, relating to Acquiror and its consolidated Subsidiaries, required to be included in any of the Acquiror SEC Filings, were made known to Acquiror management, including its Chief Executive Officer and Chief Financial Officer, respectively, on a timely basis.

(f) Each of Acquiror and its Subsidiaries has filed all material documents and reports relating to each of Acquiror and its Subsidiaries required to be filed with Regulatory Authorities. All such reports conform in all material respects with the requirements promulgated by such Regulatory Authorities. All such reports conform or will conform in all material respects with the requirements promulgated by such Regulatory Authorities and as of their respective dates, such documents and reports did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Section 4.9. Regulatory Matters. Except as may otherwise be set forth in Section 4.9 of the Acquiror Disclosure Schedule, neither the Acquiror nor any of its Subsidiaries (i) is, directly or indirectly, party or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authority or (ii) has been advised by, or has any knowledge of facts which are reasonably expected to give rise to an advisory notice by, any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission. Except as set forth on Section 4.9 of the Acquiror Disclosure Schedule, all compliance or corrective action relating to Acquiror or any of its Subsidiaries required by Regulatory Authorities having jurisdiction over Acquiror or any of its Subsidiaries has been taken, except where the failure to have taken any such action is not expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to Acquiror. Each of Acquiror and its Subsidiaries has paid all assessments made or imposed by and required to have been heretofore paid to any Regulatory Authority.

Section 4.10. Absence of Certain Changes or Events. Since June 30, 2005, except as specifically contemplated by, or as disclosed in, this Agreement or Section 4.10 of the Acquiror Disclosure Schedule, there has not been any Material Adverse Effect with respect to Acquiror or an event or development that would, individually or in the aggregate, have a Material Adverse Effect with respect to Acquiror or any of its Significant Subsidiaries.

Section 4.11. Taxes.

(a) Each of Acquiror and its Subsidiaries has duly and timely filed with the appropriate Tax authorities or other Governmental Entities all material Tax Returns required to be filed. All such Tax Returns are complete and accurate in all respects, except as would not, individually or in the aggregate, have a Material Adverse Effect with respect to Acquiror. All Taxes shown as due on such Tax Returns have been timely paid.

(b) Subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect with respect to Acquiror, the unpaid Taxes of Acquiror and its Subsidiaries did not, as of the dates of the most recent financial statements contained in the Acquiror

SEC Filings, exceed the reserve for Tax liability set forth on the face of the balance sheets contained in such financial statements.

(c) Subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect with respect to Acquiror, (i) no deficiencies for Taxes with respect to Acquiror or any of its Subsidiaries have been claimed, proposed or assessed by a Tax authority or other Governmental Entity in writing to Acquiror, any of its Subsidiaries or any of their respective affiliates, and (ii) no audit or other proceeding for or relating to any liability in respect of Taxes of Acquiror or any of its Subsidiaries is being conducted by any Tax authority or Governmental Entity, and neither Acquiror nor any of its Subsidiaries has received notification in writing that any such audit or other proceeding is pending.

(d) There are no material Tax liens upon any property or assets of Acquiror or any of its Subsidiaries except (i) liens for current Taxes not yet due and payable, and (ii) liens for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP.

(e) Acquiror and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect with respect to Acquiror.

(f) None of Acquiror or any of its Subsidiaries has any liability for the Taxes of any person (other than members of the consolidated group of which Acquiror is the common parent) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), (ii) as a transferee or successor, or (iii) by contract, except in each case where such liability for Taxes would not, individually or in the aggregate, have a Material Adverse Effect with respect to Acquiror.

(g) Acquiror and its Subsidiaries have made available to the Company correct and complete copies of all federal Tax Returns for Tax periods ending on or after December 31, 2003.

(h) Neither Acquiror nor any of its Subsidiaries is a party to, is bound by or has any obligation under any material Tax sharing or Tax indemnity agreement or similar contract or arrangement other than any agreement, contract or other arrangement between Acquiror and its Subsidiaries.

(i) Neither Acquiror nor any of its Subsidiaries has participated in any “reportable transactions” within the meaning of Treasury Regulations Section 1.6011-4, and neither Acquiror nor any of its Subsidiaries has been a “material advisor” to any such transactions within the meaning of Section 6111 of the Code.

(j) Neither Acquiror nor any of its Subsidiaries has distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

Section 4.12. Insurance. Acquiror and each of its Subsidiaries are insured with reputable insurers under policies of insurance covering such risks and in such amounts as are prudent in accordance with prevailing banking industry practices. All such policies of insurance, or predecessor policies covering similar risks, have been in full force and effect continuously during the past (5) years.

Section 4.13. Derivative Transactions. Subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect with respect to Acquiror, all Derivative Transactions to which any of Acquiror or its Subsidiaries is a party were entered into in the ordinary course of business, consistent with safe and sound banking practices and regulatory guidance, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Acquiror and its Subsidiaries, as applicable. All of such Derivatives Contracts are legal, valid and binding obligations of Acquiror or a Subsidiary of Acquiror, as the case may be, enforceable in accordance with their terms (except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally), and are in full force and effect. Acquiror and each Subsidiary of Acquiror has duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued; and, to Acquiror’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder which, individually or in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect with respect to Acquiror.

Section 4.14. Registration Statement; Proxy Statement/Prospectus. The information supplied by Acquiror for inclusion or incorporation by reference in the Registration Statement shall not, at the time it is filed with and at the time it is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements included therein, in light of the circumstances under which they were made, not misleading. The information supplied by Acquiror for inclusion or incorporation by reference in the Proxy Statement/Prospectus shall not, on (i) the date or dates it is first mailed to the Company Shareholders and Acquiror Shareholders, (ii) at the time or times when the Company Shareholder Meeting and Acquiror Shareholder Meeting are held, and (iii) at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading, or omit to state any material fact necessary to correct any statement in an earlier communication with respect to the solicitation of proxies for the Company Shareholder Meeting and the Acquiror Shareholder Meeting which has become false or misleading. The Registration Statement and Proxy Statement/Prospectus shall comply in all material respects as to form and substance with the requirements of the Securities Act, the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, Acquiror makes no representation or warranty with respect to any information supplied by the Company which is contained in, or furnished in connection with the preparation of, or incorporated by reference in, any of the foregoing documents.

Section 4.15. No Brokers. Except as previously disclosed to the Company, no action has been taken by Acquiror or its Subsidiaries that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement.

Section 4.16. Ownership of Company Common Stock. As of the date hereof, neither Acquiror nor any of Acquiror’s “Affiliates” or “Associates” directly or indirectly “own,” beneficially or otherwise, either individually or collectively, shares of Company Common Stock in excess of fifteen percent (15%) of the outstanding shares of Company Common Stock, as those terms are defined in Section 203 of the DGCL.

ARTICLE V

Mutual Covenants of the Parties

Section 5.1. Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of Acquiror and the Company agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable Laws, so as to enable the parties to consummate, as soon as practicable, the Holding Company Merger and the other transactions contemplated hereby which are required to be performed prior to or at the Effective Time, including the satisfaction of the conditions set forth in this Agreement, and the parties shall cooperate fully with each other to that end. Each of Acquiror and the Company agrees to use its reasonable best efforts to obtain from each of its directors an executed Voting Agreement and to deliver such executed Agreements to the other party within ten (10) days from the date hereof.

Section 5.2. Shareholder Meetings and Approvals. Acquiror shall seek and shall use its reasonable best efforts to obtain the Acquiror Shareholder Approval in accordance with the applicable provisions of Acquiror’s Articles of Incorporation and Bylaws, the CGCL and this Agreement, at a duly called and noticed meeting of such Shareholders (the “Acquiror Shareholders’ Meeting”) to be held for the purpose of considering and voting on the approval of those matters. Subject to Section 6.3 hereof, the Company shall seek and shall use its reasonable best efforts to obtain the Company Shareholder Approval, in accordance with the applicable provisions of the Company’s Certificate of Incorporation and Bylaws, the DGCL and this Agreement, at a duly called and noticed meeting of the Company Shareholders to be held for the purpose of considering and voting on the approval of that matter (the “Company Shareholders’ Meeting”). The Acquiror shall, and subject to Section 6.3 the Company shall, use its reasonable best efforts to cause its respective Shareholders’ Meeting to be held on the same date, which date shall coincide with the date on which the last of the Regulatory Approvals required to be obtained for consummation of the Holding Company Merger is obtained (but prior to the expiration of any statutory waiting periods required in connection therewith) or as close to such date as is reasonably practicable or such other date as the parties hereto shall mutually agree.

Section 5.3. Preparation of Registration Statement and Proxy Statement/Prospectus.

(a) As promptly as practicable after the execution of this Agreement, (i) Acquiror shall prepare and file with the SEC the Registration Statement, and (ii) the Acquiror and the Company shall jointly prepare, for inclusion in the Registration Statement and also shall file with the SEC the Proxy Statement/Prospectus. Copies of the Proxy Statement/Prospectus shall be provided by the Company and Acquiror to the Nasdaq National Market in accordance with its rules. For and in connection with the preparation and filing of the Registration Statement and Proxy Statement/Prospectus:

(i) Each of Acquiror and the Company shall cause the Proxy Statement/Prospectus to comply as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the rules and regulations of the Nasdaq National Market and, in connection therewith shall furnish such information about itself and its business, its management and its financial condition and operating results, including its respective consolidated financial statements, as the other party may reasonably request for inclusion or incorporation in, and the parties shall otherwise cooperate with each other in connection with the preparation and filing of, the Registration Statement and the Proxy Statement/Prospectus.

(ii) Each of Acquiror and the Company shall notify the other of the receipt of (A) any comments from the SEC on the Registration Statement or the Proxy

Statement/Prospectus, (B) any requests by the SEC for any amendments or supplements thereto or for additional information, and shall provide to each other promptly copies of all correspondence between Acquiror, the Company or any of their representatives and advisors, on the one hand, and the SEC, on the other hand.

(iii) Each of Acquiror and the Company shall use its reasonable best efforts to cause the Registration Statement to be declared effective by the SEC as promptly as practicable after it has been filed with the SEC and, subject to Section 6.3 hereof, the Company shall provide Acquiror such cooperation therewith as the Acquiror may reasonably request.

(b) The Proxy Statement/Prospectus shall include:

(i) with respect to the Company and its Shareholders: (A) subject to Section 6.3 hereof, the Company Board’s recommendation that the Company Shareholders vote in favor of adoption of this Agreement (the “Company Board Recommendation”), and (B) the fairness opinion of the Company Financial Advisor referred to in Section 3.24 hereof, and

(ii) with respect to Acquiror and its Shareholders the Acquiror Board’s recommendation that the Acquiror Shareholders vote in favor of the approval of this Agreement and the issuance of Acquiror Common Stock pursuant to the Holding Company Merger (collectively, the “Acquiror Board Recommendation”).

(c) Each of the Company and Acquiror further agrees that if such party shall become aware prior to the Effective Time of any information furnished by such party that would cause any of the statements in the Registration Statement or the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Registration Statement or the Proxy Statement/Prospectus.

(d) Except as may be required by applicable Law, no amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement shall be made without the approval of both the Acquiror and the Company, which approval shall not be unreasonably withheld or delayed. Each of the parties hereto shall advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Acquiror Shares for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(e) Following the effective date of the Registration Statement Acquiror shall, and subject to Section 6.3 hereof, the Company shall, mail the Proxy Statement/Prospectus to their respective Shareholders in sufficient time to enable the Acquiror Shareholder Meeting and the Company Shareholder Meeting to be held at the time or times set forth in Section 5.2 hereof.

Section 5.4. Public Announcements. The press release announcing the execution by the parties of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Acquiror. Neither the Company nor Acquiror shall issue any other press release or otherwise make any public statement with respect to this Agreement and the Holding Company Merger or which could reasonably be expected to affect the outcome of the voting by the parties’ respective Shareholders on the Holding Company Merger prior without first consulting and obtaining the prior consent of the other party (which shall not be unreasonably withheld or delayed) to the issuance of such press release or the making of such public statement. Notwithstanding the foregoing, however, a party may issue such a press release or make such a public statement without consulting or obtaining the prior consent of the other party, provided that such party (i) concludes in good faith, after consultation with its legal counsel, that such party is required by applicable Law (or by any listing agreement with a national securities exchange or automated quotation system applicable to it) to issue such press release or make such public statement, and (ii) has used reasonable best efforts to consult with the other party and to obtain its consent, but has been unable to do so in a timely manner. Acquiror and the Company shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party.

Section 5.5. Appropriate Actions; Consents; Filings.

(a) Acquiror and the Company shall use their reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise in order to consummate and make effective the transactions contemplated by this Agreement that are intended to be consummated prior to the Effective Time as promptly as practicable hereafter, (ii) obtain from any Governmental Entity any Government Approvals required to be obtained or made by the Company or Acquiror or any of their respective Subsidiaries, or to avoid or cause to be withdrawn or terminated, without prejudice to the parties, any action or proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Holding Company Merger and the Bank Merger as contemplated hereby, and (iii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement, the Holding Company Merger and the Bank Merger required under (A) the BHCA, (B) the California Financial Code, (C) the Exchange Act, and any other applicable federal or state securities Laws, and (D) any other applicable Law; provided, that the Company and Acquiror shall cooperate with each other in connection with the preparation and making of all such filings, including, if requested and subject to applicable laws regarding the exchange of information by providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith provided that the reviewing party agrees to act reasonably and as promptly as practicable; provided further, that any initial filings with Governmental Entities (other than the Registration Statement) shall be made by Acquiror as soon as reasonably practicable after the execution hereof but, provided that the Company has cooperated as described above, in no event later than 60 Business Days after the date hereof; and provided further, that nothing in this Section 5.5(a) shall require the expenditure of money by Acquiror or the Company to a third party in exchange for any such consent (other than filing or processing fees). The Company and Acquiror shall furnish to each other all information reasonably required for any application or other filing under applicable Law in connection with the transactions contemplated by this Agreement.

(b) The Company and Acquiror shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, reasonable best efforts to obtain any third party consents, (i) necessary, proper or advisable to consummate the transactions contemplated in this Agreement, or (ii) disclosed in the Company Disclosure Schedule or the Acquiror Disclosure Schedule, as applicable. In the event that either party shall fail to obtain any such third party consent, that party shall use its reasonable best efforts, and shall take any such actions reasonably requested by the other party hereto, to minimize any adverse effect on the consummations of the Holding Company Merger, the Bank Merger, the Company and Acquiror, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

Section 5.6. Tax Treatment of the Merger. Acquiror and the Company intend that the Holding Company Merger be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and the parties hereto hereby adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder. The parties and their Subsidiaries, respectively, both before and after the Effective Time, shall (i) use reasonable best efforts to cause the Holding Company Merger to so qualify; (ii) refrain from taking any action that would reasonably be expected to cause the Holding Company Merger to fail to so qualify; and (iii) take the position for all purposes that the Holding Company Merger so qualifies.

Section 5.7. Section 16 Matters. The Board of Directors of the Company and Acquiror shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt (i) the conversion of Company Shares into the Merger Consideration and (ii) the conversion to cash of Company Options by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees of the Company who may become an officer or director of Acquiror subject to the reporting requirements of Section 16(a) of the Exchange Act. In furtherance of the foregoing, prior to the Effective Time, the board of directors of the Company shall adopt resolutions that specify (A) the name of each individual whose disposition of Shares (including Company Options) is to be exempted, (B) the number of Shares (including Company Options) to be disposed of by each such individual, and (C) that the approval is granted for purposes of exempting the disposition from Section 16(b) of the Exchange Act under Rule 16b-3(e) of the Exchange Act. Acquiror and the Company shall provide to counsel of the other party for its review copies of such resolutions to be adopted by the respective Boards of Directors prior to such adoption and the Company shall provide Acquiror with such information as shall be reasonably necessary for Acquiror’s Board of Directors to set forth the information required in the resolutions of Acquiror’s Board of Directors.

Section 5.8. Notification of Certain Matters. Each of the Company and Acquiror shall give prompt notice to the other of any fact, event or circumstance that becomes known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to Acquiror, or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

Section 5.9. Bank Merger. At the request of Acquiror, the Company and the Company Bank shall (i) take all necessary corporate and other reasonable action to adopt and approve the Bank Merger; (ii) execute, deliver and, where appropriate, file any and all agreements and other documents reasonably necessary to permit the Bank Merger to be consummated immediately following consummation of the Merger; and (iii) take and cause to be taken any other action that is reasonably necessary to permit the consummation of any transactions contemplated in connection with the Bank Merger, including, if requested by the Acquiror at any time prior to the Effective Time of the Holding Company Merger, with the prior written consent of the Company (which it shall not unreasonably withhold) change the method of effecting the combination of Company Bank with the applicable Acquiror Bank if and to the extent Acquiror or the applicable Acquiror Bank deems such changes to be necessary, appropriate or desirable; provided, however, that in no event shall the Company or Company Bank be required to take any action set forth above in this Section 5.9 or to agree to any such change in the method of effecting the combination of the applicable Acquiror Bank with Company Bank, if such action or change could reasonably be expected to or would (w) alter or change the amount or kind of Merger Consideration to be issued to the holders of the Company Common Stock as provided for in this Agreement, (x) adversely affect the tax treatment of the Company’s shareholders as a result of receiving the Merger Consideration, including, without limitation, any adverse effect upon the tax free treatment,

(y) materially impede or delay consummation of the Holding Company Merger or the Bank Merger, or (z) otherwise be materially prejudicial to the interests of the shareholders of the Company.

ARTICLE VI

Covenants of the Company

Section 6.1. Conduct of Business by the Company Pending the Closing. The Company agrees that, between the date of this Agreement and the earlier of the Effective Time or the termination of this Agreement, except as set forth in Section 6.1 of the Company Disclosure Schedule or as specifically required or permitted by this Agreement or required by Law, unless Acquiror shall otherwise consent thereto in writing, the Company shall, and shall cause each of its Subsidiaries to: conduct its operations only in the ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, use its reasonable best efforts to preserve intact its business organizations and maintain its rights, franchises and existing goodwill and relations with customers, suppliers, creditors, lessors, lessees, employees and business associates. In addition, the Company shall not, and shall not permit its Subsidiaries to, take any action that the Company knows, at the time it prepares to take or takes such action, would (i) materially adversely affect or delay the ability of the Company or Acquiror to perform any of their respective material obligations in a timely basis under this Agreement or (ii) have a Material Adverse Effect with respect to the Company. By way of amplification and not limitation, except as set forth in Section 6.1 of the Company Disclosure Schedule or as specifically required or permitted by any other provision of this Agreement or required by Law, between the date of this Agreement and the earlier of the Effective Time or the termination of this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Acquiror:

(a) amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

(b) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of any shares of capital stock or Rights of, or other Equity Interests in, the Company or any of its Subsidiaries of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including, without limitation, any such interest represented by contract right), of the Company or any of its Subsidiaries, other than (x) the issuance of Company Common Stock pursuant to the Company’s DRIP and/or 401(K) Plan, (y) the issuance of Company Common Stock upon the exercise or conversion of Company Options outstanding as of the date hereof in accordance with their terms or (z) the granting of options to purchase up to 25,000 shares of Company Common Stock in the aggregate in the ordinary course of business consistent with past practice;

(c) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets (including Intellectual Property) of the Company or deposits of the Company Bank, except pursuant to existing Contracts or commitments or the sale or purchase of goods or the pledge of securities in the ordinary course of business consistent with past practice;

(d) other than regular quarterly dividends on Company Shares of $0.15 per Company Share, declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock;

(e) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests or other securities, other than the repurchase of Company Shares following termination of employment with, or provision of services to, the Company or any Subsidiary, pursuant to the terms of any Company Option or agreement existing on the date of this Agreement pursuant to which shares of restricted stock were issued by the Company;

(f) enter into any agreement or otherwise agree to acquire, directly or indirectly (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise), any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any interest therein;

(g) incur any indebtedness for borrowed money or issue any debt securities or trust preferred securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person (other than a wholly owned Subsidiary of the Company) for borrowed money, other than deposits, federal funds borrowings and borrowings from the Federal Home Loan Bank of San Francisco in the ordinary course of business consistent with past practice;

(h) make any loan, loan commitment or renewal or extension thereof to any person which would, when aggregated with all outstanding loans, commitments for loans or renewals or extensions thereof made to such person and any affiliate or immediate family member of such person, exceed $3,000,000 without submitting complete loan package information customarily submitted to the board of directors of the Company or applicable Subsidiary or the loan committee of the Company or applicable Subsidiary in connection with obtaining approval of such action to the chief credit officer of Acquiror for review with a right of comment at least one (1) full Business Day prior to taking such action; provided, that, if Acquiror objects in writing to such loan or loan commitment or renewal or extension thereof prior to the end of such Business Day, the Company or applicable Subsidiary shall obtain the approval of a majority of the members of the board of directors of the Company or applicable Subsidiary or the loan committee, as the case may be, prior to making such loan or loan commitment or renewal or extension thereof (for the sake of clarity, the issuance of or the commitment to issue a letter of credit by the Company or applicable Subsidiary on behalf of or for the benefit of a third party shall constitute a loan or loan commitment under this clause);

(i) other than in securities transactions as provided in (ii) below and purchases of DPC assets, make any investment either by contributions to capital, property transfers or purchase of any property or assets of any person and (ii) other than purchases of (w) direct obligations of, or obligations secured by the full faith and credit of, the United States of America with a remaining maturity at the time of purchase of one year or less, (x) securities issued by U.S. Government Agencies, (y) federal funds, or (z) certificates of deposits of any commercial bank, purchase or acquire securities of any type; provided, however, that in the case of investment securities, the Company or applicable Subsidiary may purchase investment securities if, within one (1) Business Day after the Company requests in writing (which request shall describe in reasonable detail the investment securities to be purchased and the prices thereof) that Acquiror consent to the making of any such purchase, Acquiror has approved such request in writing or has not responded in writing to such request;

(j) except as required by applicable law or regulation or the FRB, FDIC or DFI, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (ii) fail to follow in any material respect its existing policies or practices with respect to managing its exposure to interest rate and other risk or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

(k) take any action or omit to take any action that may result, individually or in the aggregate with any other actions or omissions, in a material violation of the Bank Secrecy Act, the anti-money laundering laws and regulations or the policies and procedures of the Company or any of its Subsidiaries with respect to the foregoing;

(l) terminate, cancel or request any change in, or agree to any change in, or enter into any contract or agreement that calls for aggregate annual payments of $25,000 or more and which is not terminable at will or with 30 days or less notice without payment of a premium or penalty, other than loans and loan participations in the ordinary course of business and consistent with past practice and in accordance with Section 6.1(h);

(m) (i) enter into, renew or allow to renew automatically, make any new grants of awards under, amend or otherwise modify any employment, consulting, transition, termination, severance or similar agreements or arrangements or increase the compensation or benefits payable or to become payable to its directors, officers or employees other than increases in compensation for employees who are not officers in the ordinary course of business and consistent with past practice, provided that no such increase or increases shall result in an annual adjustment of more than 3% in the aggregate cash compensation that is payable to all employees as a group; (ii) grant or increase any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any of its Subsidiaries, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Law or this Agreement; or (iii) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan, other than as expressly permitted by this Agreement; and provided, further, however, that nothing in this Section 6.1 shall prohibit the Company or Company Bank from (y) awarding and paying bonus compensation in accordance with the terms and conditions of its 2005 management performance plan as in existence on the date hereof and accrued in accordance with GAAP, and (z) adopting and subsequently implementing annual or quarterly incentive compensation programs for fiscal 2006 for their officers and employees consistent with their past practice, so long as the Company provides Acquiror at least three (3) business days prior written notice of the intended adoption of, and consults with Acquiror concerning, such program or programs for fiscal 2006.

(n) hire any person as an employee of the Company or any of its Subsidiaries or promote any employee, except (i) to satisfy contractual obligations existing as of the date hereof and set forth in Schedule 3.11 of the Company Disclosure Schedule, (ii) persons hired to fill any vacancies arising after the date hereof and whose employment is terminable at the will of the Company or applicable Subsidiary upon and after the consummation of the Holding Company Merger or Bank Merger, as the case may be, and (iii) any person hired to fill a newly created position with the Company or the Company Bank if such person’s base salary and any guaranteed bonus, in each case considered on an annual basis, will not exceed $75,000 during his or her first year of employment;

(o) accelerate the payment of any material liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice;

(p) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, ERISA or the express terms of any such plan;

(q) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries;

(r) make any material change in accounting policies or procedures, except as required by GAAP or by a Governmental Entity;

(s) waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration for an amount in excess of $50,000, individually, or $100,000 in the aggregate or which would impose any material restriction on the business of the Company or Acquiror or any of their Subsidiaries or would reasonably be expected to create precedent for claims that are reasonably likely to be material to the Company or Acquiror or any of their Subsidiaries;

(t) make any material tax election, settle or compromise any material liability for Taxes, amend any Tax Return or file any refund for Taxes, other than in the ordinary course of business or as may be required by a Governmental Entity;

(u) make any capital expenditures other than capital expenditures in the ordinary and usual course of business consistent with past practice in amounts not exceeding $25,000 individually or $500,000 in the aggregate; or

(v) authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Section 6.2. Access to Information; Confidentiality. Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company or any of its Subsidiaries is a party, from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries and each of their respective directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, and agents and other representatives (collectively, “Representatives”) to, subject to applicable Law, (a) provide to Acquiror and its respective Representatives access at reasonable times upon reasonable prior notice to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records thereof and (b) furnish promptly such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company and its Subsidiaries as the Acquiror and its Representatives may reasonably request, provided that such access and furnishing of information does not materially impair the Company’s ability to conduct its operations in the ordinary course of business. With respect to the information disclosed pursuant to this Section 6.2, the parties shall comply with all of their respective confidentiality and other obligations under that certain letter agreement dated September 13, 2005, previously executed by Acquiror and the Company (the “Confidentiality Agreement”).

Section 6.3. No Solicitation of Acquisition Proposals.

(a) The Company agrees that neither it nor any of its Subsidiaries nor any of their respective officers and directors shall, and that it shall use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly: (i) encourage, initiate, solicit or take any other action designed to facilitate an Acquisition Proposal or the making, submission or announcement of any Acquisition Proposal; (ii) participate or engage in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate the submission of any inquiry or the making of any proposal that constitutes or may reasonably be expected to lead to an Acquisition Proposal; (iii) engage in discussions with any person with respect to an Acquisition Proposal, except to notify such person as to the existence of these provisions and refer such person to this Agreement; (iv) approve, endorse or recommend any Acquisition Proposal; or (v) enter into any letter of intent or similar document or any agreement, commitment or understanding contemplating or otherwise relating to any Acquisition Proposal. The Company agrees that it shall immediately terminate and shall cause its Subsidiaries and their respective officers and directors, and use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives, to terminate, immediately, all current discussions or negotiations (if any) in which any of them may be involved with any third party with respect to an Acquisition Proposal. The Company also shall promptly request that each person which has heretofore executed a confidentiality agreement with it or any of its Subsidiaries or any of its or its Subsidiaries’ Representatives with respect to such person’s consideration of a possible Acquisition Proposal to return promptly or destroy all confidential information heretofore furnished to such person or its Representatives in accordance with the terms of such person’s confidentiality agreement.

(b) Notwithstanding Section 6.3(a) or anything to the contrary that may be contained elsewhere in this Agreement, if, prior to obtaining the Company Shareholder Approval, (x) the Company or any of its Subsidiaries, or any of their respective Representatives, receives a written Acquisition Proposal from any person, which Acquisition Proposal did not result from a material breach of Section 6.3(a) and appears on its face to be bona fide, (y) the Company Board, or any Special Board Committee (as hereinafter defined), determines in good faith, after consultation with the Company’s financial advisor (which may be the Company Financial Advisor or any affiliate thereof), that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, and (z) the Company Board or any such Special Board Committee (as the case may be) determines in good faith after consultation with outside legal counsel that failure to take such action could reasonably be expected to result in a breach of the Company Board’s fiduciary duties under Governing Law, then, subject to its compliance with this Section 6.3 and after giving notice to Acquiror, the Company or its Representatives may (i) furnish information with respect to the Company to the person who has made such Acquisition Proposal, or any of its Representatives, pursuant to a confidentiality agreement containing confidentiality provisions not materially less restrictive than those contained in the Confidentiality Agreement; provided that such information has previously been provided to Acquiror or is provided to Acquiror substantially concurrently with the time it is provided to such person or its Representatives, and (ii) participate in discussions and negotiations with such person regarding such Acquisition Proposal. The Company shall advise Acquiror orally and in writing of the receipt of any Acquisition Proposal, or any inquiry that could reasonably be expected to lead to an Acquisition Proposal (in each case within one (1) Business Day of receipt thereof), specifying the material terms and conditions thereof and the identity of the person making such Acquisition Proposal or inquiry (as the case may be) and the Company shall use its reasonable best efforts to provide to Acquiror a copy of all written materials provided to the Company or any of its Subsidiaries in connection with any such Acquisition Proposal not later than one (1) Business Day after the receipt of same by the Company or any of its Subsidiaries and, in order to be able to do so, the Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any person subsequent to the date hereof which prohibits the Company from providing such information to Acquiror. The Company shall notify Acquiror (within one (1) Business Day) orally and in writing of any material modifications to the financial or other material terms of any such Acquisition Proposal or inquiry and shall provide to Acquiror, within that same timeframe, a copy of all written materials subsequently provided to or by the Company or any Subsidiary in connection with any such Acquisition Proposal.

(c) Neither the Company Board nor any Special Board Committee shall withdraw, modify or amend, or propose to withdraw, modify or amend, in a manner adverse to Acquiror, the Company Board Recommendation or resolve to do so; provided, however, that notwithstanding the foregoing, the Company Board or Special Board Committee, as the case may be, may withdraw, modify or amend in a manner adverse to Acquiror, the Company Board Recommendation and if it takes such action, it also may terminate its efforts to hold, and cancel or postpone, the Company Shareholders’ Meeting, in the event that the Company receives a Superior Proposal which did not result from a material breach of Section 6.3(a) or (b) and the Company Board, or any Special Board Committee, determines in good faith, after consultation with its outside legal counsel (which may be its current outside legal counsel), that failure to take such action could reasonably be expected to result in a breach of the Company Board’s fiduciary obligations under Governing Law; provided, further, that no such change of Company Board Recommendation may be made until after at least 48 hours following Acquiror’s receipt of written notice from the Company advising that the Company Board or a Special Board Committee intends to take such action. In determining whether to make a change of Company Board Recommendation in response to a Superior Proposal or otherwise, the Company Board or Special Board Committee, as the case may be, shall take into account any changes to the terms of this Agreement proposed by Acquiror or any other information provided by Acquiror in response to such notice during such 48 hour notice period.

(d) In addition to the obligations set forth in Sections 6.3(a) and 6.3(b), the Company shall (i) advise Acquiror as promptly as practicable (and in any event within twenty four hours) following the commencement of any discussions or negotiations with respect to any Acquisition Proposal and the material terms and conditions that are the subject of such discussions or negotiations and (ii) keep Acquiror reasonably informed of the status and material details (including material amendments) with respect to the information previously provided, pursuant to this Section 6.3, by the Company in connection with any such Acquisition Proposal.

(e) The Company Board may, after the date of this Agreement and prior to obtaining the Company Shareholder Approval, terminate this Agreement to enter into an agreement with respect to such Superior Proposal, but only if:

(i) such Superior Proposal did not result from a material breach by the Company of Section 6.3(a) hereof;

(ii) the Company Board is entitled to withdraw the Company Board Recommendation pursuant to Section 6.3(c);

(iii) the Company Board (or any Special Board Committee) shall have first provided prior written notice to Acquiror that it is prepared to terminate this Agreement to enter into a definitive agreement with respect to a Superior Proposal, which notice shall attach the most current version of any written agreement relating to the transaction that constitutes such Superior Proposal; and

(iv) Acquiror does not make, within five (5) Business Days after the receipt of the notice referred to in clause (iii) of this Section 6.3(e), a binding, written and complete (including any schedules or exhibits) proposal that the Company Board determines in good faith, after consultation with its financial advisor (which may be its current financial advisor or any affiliate thereof), is as favorable to the stockholders of the Company as such Superior Proposal and which, by its terms, may be accepted at any time within such five (5) Business Day period (provided that the

Company shall not enter into any such binding agreement until the sixth (6th) Business Day after providing such notice).

(f) In the event of any termination of this Agreement by the Company pursuant to Section 6.3(e), the Company shall pay the termination fee to Acquiror pursuant to Section 11.2(c) no later than concurrently with such termination.

(g) Nothing contained in this Section 6.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9, Rule 14e-2 or Item 1012 of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the Company’s shareholders if, in the good faith judgment of the Company Board, failure to so disclose could reasonably be expected to result in a violation of the obligations of the Company or the Company Board under Governing Law.

(h) If the Company Board or any Special Board Committee takes, agrees or resolves to take any action permitted by this Section 6.3, including, but not limited to any of the actions set forth in Section 6.3(c) and Section 6.3(e) above, such action shall not, in any way, constitute a breach of this Agreement by the Company.

Section 6.4. Pre-Closing Adjustments. At or before the Effective Time, the Company shall make such accounting entries or adjustments, including additions to their ALL and charge-offs of loans, as Acquiror shall direct as a result of its on-going review of the Company (including its review of the information provided to it pursuant to Sections 5.8 and 6.2) or in order to implement its plans following the Closing or to reflect expenses and costs related to the Holding Company Merger and the Bank Merger; provided, however, that unless the adjustment would otherwise be required by applicable Law, or by regulatory accounting principles (“RAP”) and GAAP applied on a basis consistent with the financial statements of the Company and the Company Bank (as the case may be), (a) the Company shall not be required to take such actions more than one (1) day prior to the Effective Time or prior to the time Acquiror agrees in writing that all of the conditions to its obligation to close as set forth in Articles VIII and X have been satisfied or waived and each of the approvals in Section 8.1(b) have been received, and (b) no such adjustment shall (i) require any filing with any Governmental Entity, (ii) violate any Law applicable to the Company, the Company Bank or Acquiror, (iii) reasonably be expected to be materially disadvantageous to the Company or the Company Bank if the Holding Company Merger was not consummated or (iv) constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished Company Financial Statements or information and shall not be construed as a concurrence of the Company or its management with any such adjustments.

Section 6.5. Control of the Company’s Business. Nothing contained in this Agreement shall give Acquiror, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Acquiror shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 6.6. Affiliates. The Company shall cooperate to use its reasonable best efforts to identify those persons who may be deemed to be “affiliates” of the Company within the meaning of Rule 145 promulgated by the SEC under the Securities Act (such persons being “Company Affiliates”). The Company shall use its reasonable best efforts to cause each person so identified to deliver to Acquiror, no later than 30 days prior to the Effective Time, a written agreement substantially in the form of Exhibit C hereto.

Section 6.7. Human Resources Issues. Prior to making any written or oral communications to the directors, officers or employees of the Company, the Company will consult in good faith with Acquiror regarding the nature and content of any formal presentation of the transactions contemplated by this Agreement to employees of the Company as a group and will include an Acquiror representative in any such group presentation or any formal group meeting at which the transaction is explained or discussed, under an arrangement that is mutually satisfactory to the parties. The Company agrees to work in good faith with Acquiror to facilitate the timely and accurate dissemination of information to employees regarding matters related to the transactions contemplated by this Agreement in such a manner as to cause minimal disruption of the business of the Company and its relationships with its employees and to facilitate the transition of such relationships to Acquiror or its Subsidiaries, as the case may be.

Section 6.8. Third-Party Agreements.

(a) The Company shall use its reasonable best efforts to obtain the consents or waivers listed in Section 3.6 of the Company Disclosure Schedule or otherwise required to be obtained from any third-parties in connection with the Holding Company Merger and the transactions contemplated hereby (in such form and content as is approved by Acquiror) promptly after the date of this Agreement. The Company shall provide reasonable cooperation to Acquiror in minimizing the extent to which any Contracts will continue in effect following the Effective Time, in addition to complying with the prohibitions in Section 6.1(l).

(b) Without limiting the generality of Section 6.8(a), the Company shall use all reasonable efforts to provide data processing, item processing and other processing support or outside contractors to assist Acquiror in performing all tasks reasonably required to result in a successful conversion of the Company’s data and other files and records to Acquiror’s production environment, when requested by Acquiror and in such a manner sufficient to ensure that a successful conversion will occur at the time (on or after the Effective Time) designated by Acquiror. Among other things, the Company shall:

(i) cooperate with Acquiror to establish a mutually agreeable project plan to effectuate the conversion;

(ii) use its commercially reasonable efforts to have the outside contractors to the Company and its Subsidiaries continue to support both the conversion effort and its on-going needs until the conversion can be established;

(iii) provide, or use its commercially reasonable efforts to obtain from any outside contractors, all data or other files and layouts requested by Acquiror for use in planning the conversion, as soon as reasonably practicable;

(iv) provide reasonable access to Acquiror’s personnel and facilities and, with the consent of its outside contractors, its outside contractors’ personnel and facilities, to enable the conversion effort to be completed on schedule; and

(v) give notice of termination, conditioned upon the completion of the Holding Company Merger, of the Contracts of outside data, item and other processing contractors or other third-party vendors when requested to do so by Acquiror.

(c) Acquiror agrees that all actions taken pursuant to this Section 6.8 shall be taken in a manner intended to minimize disruption to the customary business activities of the Company and its Subsidiaries.

Section 6.9. Investments. In consultation with Acquiror, the Company shall take such actions as may be necessary to liquidate immediately prior to the Effective Time, subject to the satisfaction or waiver of all conditions set forth in Articles VIII, IX and X of this Agreement (other than those conditions that by their nature are to be satisfied at the consummation of the Holding Company Merger), that portion of its investment securities, real estate, tax credit investments and OREO identified by Acquiror on terms reasonably satisfactory to Acquiror.

Section 6.10. Company Options. Prior to the Effective Time, the Company shall use its reasonable best efforts to take such actions as may be necessary such that immediately prior to the Effective Time each unexercised Company Option which would otherwise remain outstanding immediately after the Effective Time, whether or not then exercisable, shall be cancelled and only entitle the holder thereof, as soon as reasonably practicable after surrender thereof, to receive an amount in cash, without interest, from the Company equal to the Option Consideration less applicable Taxes required to be withheld with respect to such payment. In addition, if so requested by Acquiror, at least twenty (20) Business Days prior to the Effective Time and prior to any such payment, the Company shall use its reasonable efforts to obtain a written acknowledgement and waiver (in form and substance reasonably satisfactory to Acquiror) from each holder of a Company Option or share of restricted stock (i) confirming the number of Company Options and shares of restricted stock held, (ii) confirming that the treatment of such Company Options and restricted stock pursuant to this Agreement and the amounts to be paid pursuant to Section 2.5(b) have been correctly calculated, and (iii) containing such other matters as reasonably determined by Acquiror (an “Acknowledgment and Waiver”) and shall provide a copy of each such Acknowledgement and Waiver it has been able to obtain to Acquiror at least five (5) Business Days prior to the Effective Time.

Section 6.11. Deferred Compensation Programs and 401(k) Plan Termination. Effective as of no later than the day immediately preceding the Effective Time, the Company shall provide Acquiror with evidence that the 401(k) Plan is in the process of being terminated pursuant to resolutions of the Company Board that are effective as of no later than the day immediately preceding the Effective Time, provided, however, that the effectiveness of such termination may be conditioned on the consummation of the Holding Company Merger. The form and substance of such resolutions shall be subject to the review and reasonable and timely approval of Acquiror. The Company also shall take such other actions in furtherance of terminating the 401(k) Plan as Acquiror may reasonably require, provided, however, that the effectiveness of any such actions may be conditioned on the consummation of the Holding Company Merger. The Company shall cooperate with Acquiror to terminate on terms mutually agreeable to the parties hereto and, if consent of participants is required by the applicable agreement or plan document or, in the reasonable judgment of the administrator of such Company program, by applicable Law, the participants in any salary continuation agreements, supplemental executive retirement plans, executive bonus agreements and any other non-qualified deferred compensation plan (collectively “Deferred Compensation Programs”), all Deferred Compensation Programs, whether or not subject to Section 409A of the Code, subject to the prior satisfaction or waiver of all the Company’s conditions set forth in Articles VIII, IX and X of this Agreement, on or prior to the Effective Time, including the termination or transfer of any insurance policy obtained in connection therewith and shall, at the request of the Acquiror, cooperate with Acquiror in seeking from such participants their approval of amendments to any such Deferred Compensation Program to allow for lump sum payments, in lieu of any continued payments that may be required thereunder, on terms agreed upon by the parties and such participants.

Section 6.12. Updated Company Disclosure Schedule. The Company shall update the Company Disclosure Schedule to the second (2nd) business day prior to the Effective Time of the Holding Company Merger, and a draft of the updated Company Disclosure Schedule shall be delivered to Acquiror no later than 72 hours prior to the Effective Time of the Holding Company Merger; provided, however, that such update of the Company Disclosure Schedule shall not in any way affect the representations and warranties set forth in Article III of this Agreement and shall not be considered to modify the representations and warranties for purposes of the determination of whether the representations and warranties of the Company set forth in Article III of this Agreement are true and correct when made, and as of the Closing as if made as of the Closing, in accordance with Section 10.1(a) herein.

Section 6.13. Accountants’ Letter. The Company shall use its reasonable best efforts to cause to be delivered to Acquiror, as of the Effective Time, a “comfort” letter from the Company’s independent certified public accountants, addressed to Acquiror and the Acquiror Board, dated as of the Effective Time, in form and substance customary for a “comfort” letter delivered by independent public accountants in connection with registration statements similar in form and substance to the Registration Statement. A draft of such “comfort” letter shall be deliverable at least five (5) Business Days prior to the Effective Time of the Holding Company Merger.

Section 6.14. Fee Schedule and Estimate. At least two (2) Business Days prior to the Effective Time, the Company shall provide to Acquiror a schedule (the “Fee Schedule”) that sets forth (i) fees for all services rendered to the Company or to the Company Bank by their respective attorneys, accountants, investment bankers and other advisors and agents (“Advisors”) solely in connection with the transactions contemplated by this Agreement (“Professional Fees”) paid up to the date of the Fee Schedule and (ii) an estimate, based on information the Company is able, in the exercise of its reasonable efforts, to obtain from those Advisors, of the remaining Professional Fees the Company anticipates will be incurred by it or the Company Bank up to the Effective Time. The Company shall use its reasonable best efforts to cause final bills or estimates of final bills for all Professional Fees indicated in clause (ii) of the immediately preceding sentence to be submitted to the Company by its Advisors at least two (2) Business Days prior to the Effective Time and, based upon such final bills or estimates of such final bills, the Company shall pay all Professional Fees in full prior to the Effective Time and shall provide Acquiror with written evidence to such effect prior to the Effective Time. The Company agrees to provide Acquiror with the opportunity to review all invoices, bills and estimates relating to such Professional Fees.

Section 6.15. Closing Financial Statements. At least five (5) Business Days prior to the Effective Time of the Holding Company Merger, the Company shall provide Acquiror with the Company’s unaudited consolidated balance sheet presenting the financial condition of the Company and its Subsidiaries as of the close of business on the last day of the last month ended prior to the Effective Time (the “Closing Balance Sheet Date”) and the Company’s unaudited consolidated statement of income for the period January 1, 2006 through the close of business on the Closing Balance Sheet Date (the “Closing Financial Statements”); provided, however, that if the Effective Time has been scheduled to occur on or before the fifth (5th) Business Day of a calendar month, the Company shall have provided such Closing Financial Statements as of and through the end of the second (2nd) month immediately preceding the Effective Time and, in that event, the Closing Balance Sheet Date, shall be the last day of such second month immediately preceding the Effective Time and the related statement of income will be for the period from January 1, 2006 to the such Closing Balance Sheet Date. The Company shall prepare the Closing Financial Statements that, except as hereinafter provided in this Section 6.15, shall in all material respects be in accordance with GAAP for unaudited interim financial information and such Company Financial Statements shall contain all adjustments (consisting principally of normal recurring adjustments and accruals) necessary to present fairly, in all material respects, the consolidated balance sheet, and operating results of the Company and its Subsidiaries as of and for the period ended on the Closing Balance Sheet Date. Such Closing Financial Statements shall also reflect accruals for all Professional Fees incurred or expected to be incurred (whether or not doing so is in accordance with GAAP) and shall be accompanied by a certificate of the Company’s Chief Financial Officer, dated as of the Effective Time, to the effect that such financial statements meet the requirements of this Section 6.15.

ARTICLE VII

Covenants of Acquiror

Section 7.1. Reservation, Issuance and Registration of Acquiror Common Stock. Acquiror shall reserve and make available for issuance in connection with the Holding Company Merger and in accordance with the terms of this Agreement the Acquiror Shares. All Acquiror Shares, when issued and delivered pursuant to and in accordance with the terms of this Agreement or the terms of the Acquiror Options, as the case may be, will be duly authorized, validly issued, fully paid and nonassessable and free of all Liens and, except for Shares issued in the Holding Company Merger to affiliates of the Company that are subject to Rule 145 under the Securities Act, shall be free of restrictions on transfer. Acquiror also shall cause all the Acquiror Shares to be received by the Company Shareholders in the Holding Company Merger to be issued in compliance with the Securities Act and all applicable Blue Sky Laws.

Section 7.2. Nasdaq. Acquiror shall cause the Acquiror Shares that will be issued in the Holding Company Merger to be approved for listing on the Nasdaq National Market, subject to official notice of issuance, prior to the Effective Time.

Section 7.3. Employee Benefit Matters. From and after the Effective Time, Acquiror shall provide employees of the Company and its Subsidiaries (“Company Employees”) who continue as employees of Acquiror or any of its Subsidiaries with pension and welfare benefits under employee benefit plans (“Acquiror Benefit Plans”) no less favorable in the aggregate than those currently provided to similarly situated employees of Acquiror or its Subsidiaries. With respect to each Acquiror Benefit Plan in which Company Employees participate after the Effective Time, for purposes of determining vesting and eligibility for benefits (including severance benefits and vacation entitlements) thereunder, service with the Company or any Subsidiary (or predecessor employers to the extent the Company provides past service credit) shall be treated as service with Acquiror; provided, that such service shall not be recognized for the purposes of qualifying for subsidized early retirement benefits, if any, or to the extent that such recognition would result in a duplication of benefits or to the extent that such service was not recognized under the applicable Company Benefit Plan. If applicable and to the extent possible under Acquiror Benefit Plans (as reasonably amended to the extent necessary in accordance with applicable Law), Acquiror shall cause any and all pre-existing condition (or actively at work or similar) limitations, eligibility waiting periods and evidence of insurability requirements under any Acquiror Benefit Plans to be waived with respect to such Company Employees and their eligible dependents and shall provide them with credit for any co-payments, deductibles, and offsets (or similar payments) made during the plan year including the Effective Time for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any Acquiror Benefit Plans in which they are eligible to participate after the Effective Time. Notwithstanding the foregoing, nothing contained herein shall obligate the Company, the Acquiror or any of their Affiliates to (i) maintain any particular Company Benefit Plan or (ii) retain the employment of any particular employee.

Section 7.4. Indemnification.

(a) From and after the Effective Time, Acquiror shall indemnify and hold harmless (and also shall advance expenses as and when incurred to the fullest extent permitted under applicable Law to, provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification), each person who now is or prior to the date hereof has been, or who becomes prior to the Effective Time an officer or director of the Company or any Subsidiary of the Company (collectively, the “Indemnified Persons”), against (i) all losses, claims, damages, costs, expenses (including counsel fees and expenses), settlement, payments or liabilities arising out of or in connection with any claim, demand, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was an officer or director of the Company or any such Subsidiary, whether or not pertaining to any matter existing or occurring at or prior to the Effective Time and whether or not asserted or claimed prior to or at or after the Effective Time, and for which the right to indemnification has been provided by the Company in accordance with applicable Law (“Indemnified Liabilities”); and (ii) all Indemnified Liabilities based in whole or in part on or arising in whole or in part out of or pertaining to this Agreement or the transactions contemplated hereby or, the approval and consummation thereof, in each case to the fullest extent a corporation is permitted to indemnify and advance expenses to its own directors and officers under the DGCL, the Company Certificate or Company Bylaws as in effect on the date hereof. Nothing contained herein shall make Acquiror or the Company an insurer, a co-insurer or an excess insurer in respect of any insurance policies which may provide coverage for Indemnified Liabilities, nor shall this Section 7.4 relieve the obligations of any insurer in respect thereto. The parties hereto intend, to the extent not prohibited by applicable Law, that the indemnification provided for in this Section 7.4 shall apply without limitation to negligent acts or omissions by an Indemnified Person. Each Indemnified Person (and each of his or her heirs, executors and administrators) is an intended third party beneficiary of this Section 7.4, each of whom may, individually or jointly, specifically enforce its terms against Acquiror. This Section 7.4 shall survive the consummation of the Holding Company Merger at the Effective Time and shall be binding not only on Acquiror but also on all of its successors and assigns. This Section 7.4 shall not limit or otherwise adversely affect any rights any Indemnified Person may have under any agreement with the Company or under the Company Certificate or Company Bylaws as presently in effect, or otherwise. Acquiror’s obligations under this Section 7.4(a) shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. Any Indemnified Person wishing to claim indemnification under this Section 7.4(a), upon learning of any applicable claim, action, suit, proceeding or investigation, shall promptly notify Acquiror thereof, but the failure to so notify shall not relieve Acquiror of any liability it may have to such Indemnified Person if such failure does not materially prejudice Acquiror. In the event of any applicable claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Acquiror, upon its providing the Indemnified Person a written acknowledgment of its obligation to indemnify such person until such time as Indemnified Person determines that joint representation would be inappropriate due to an actual or potential conflict of interest, shall have the right to assume the defense thereof and Acquiror shall not be liable to such Indemnified Person for any legal expenses or other counsel or any other expenses subsequently incurred by such Indemnified Person in connection with the defense thereof, (ii) the Indemnified Person will cooperate in the defense of any such matter and (iii) Acquiror shall not be liable for any settlement effected without its prior written consent; provided, further, that Acquiror shall not have any obligation hereunder to any Indemnified Person if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Person in the manner contemplated hereby is prohibited by applicable Law.

(b) From and after the Effective Time, Acquiror shall fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers, copies of which have been furnished to Acquiror, and any indemnification provisions under the Company Certificate or Company Bylaws as in effect on the date hereof.

(c) Acquiror shall maintain in effect, for six (6) consecutive years commencing on and continuing after the Effective Time, the current policies of directors’ and officers’ liability insurance maintained by the Company or its Subsidiaries on the date hereof (the “Current D&O Policies”) or Acquiror may, at its election, substitute for the Current D&O Policies director and officer liability policies issued by reputable and financially sound carriers with at least the same coverage and amounts thereof and containing material terms and conditions that are no less advantageous to the Company’s directors and officers, for acts or omissions occurring at or prior to the Effective Time; provided, however, that based on the representation made by Acquiror to the Company that the average annual premium for such coverage for such six year period will not exceed 150% of the annual premium most recently paid by the Company or any Subsidiary for such coverage, in no event shall Acquiror be required to pay an annual premium that averages, during such six year period, in excess of 150% of the annual premium most recently paid by the Company or any Subsidiary for such coverage (the “Maximum Annual Premium”); provided further, however, that notwithstanding the foregoing, in the event such coverage is not available (or is only available for an amount in excess of the Maximum Annual Premium), Acquiror shall nevertheless use its reasonable best efforts to provide such coverage as may be obtained for twice the Maximum Annual Premium. In the alternative, Acquiror may arrange for the purchase by the Company, effectively immediately prior to the Effective Time, of a six-year “tail” prepaid directors’ and officers’ liability insurance policy covering the Company’s directors and officers on terms and conditions no less advantageous to them than the Current D&O Policies; provided, however, that (i) the average annual premium that the Company shall be required to pay for such tail policy shall not exceed twice the Maximum Annual Premium and (ii) Acquiror shall maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder for six consecutive years from the Effective Time.

(d) In the event Acquiror (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 7.4.

(e) The obligations of Acquiror under this Section 7.4 shall not be terminated or modified in such a manner as to, nor shall Acquiror take any other action that would, adversely affect or otherwise diminish the rights of any indemnitee to whom this Section 7.4 applies without the consent of such affected indemnitee.

Section 7.5. Severance Agreements. As of the Effective Time, Acquiror shall perform all of the obligations of the Company under the Severance and any Change in Control Agreements identified in Section 7.5 of the Company Disclosure Schedule, in accordance with their respective terms (even if the terms thereof provide for performance thereof at a later date), including any and all payment obligations thereunder and neither Acquiror nor Acquiror Bank shall challenge the enforceability or seek to invalidate or make unenforceable any of such Agreements.

Section 7.6. Junior Subordinated Debentures. At or prior to the Effective Time, Acquiror shall expressly assume the obligations of the Company under the Debenture Indenture pursuant to which the Company issued its Junior Subordinated Debentures and the Guarantee Agreement and, in connection therewith, Acquiror shall execute and deliver (x) a supplemental indenture to the Debenture Trustee, in such form as such Trustee shall reasonably require, by which Acquiror shall assume the Company’s obligations with respect to the due and punctual payment of the principal of and premium, if any, and interest on all of the Company’s Junior Subordinated Debentures and the due and punctual performance and observance of all of the covenants and conditions of the Debenture Indenture, and (y) such other documents and instruments as the Debenture Trustee shall reasonably require to evidence or effectuate the assumption of the obligations of the Company under the Debenture Indenture and Guarantee Agreement.

ARTICLE VIII

Conditions to the Obligations of Both Parties to Consummate the Merger

Section 8.1. Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to effect the Holding Company Merger and any other transactions to be consummated pursuant hereto at the Effective Time shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived in writing, in whole or in part, to the extent permitted by applicable Law:

(a) Shareholder Approval. The Company Shareholder Approval and the Acquiror Shareholder Approval shall have been obtained in accordance with applicable Law.

(b) No Order; No Governmental Litigation. No Governmental Entity, nor any federal or state court of competent jurisdiction or arbitrator shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or arbitration award or other order which is in effect and prevents or prohibits consummation of the Holding Company Merger, and no litigation or court or administrative proceeding shall be pending against Acquiror or Company brought by any Governmental Entity seeking to prevent consummation of the transactions contemplated hereby.

(c) Consents and Approvals. All consents, approvals and authorizations of any Governmental Entity required of Acquiror, the Company or any of their Significant Subsidiaries, respectively, to permit the Holding Company Merger and the Bank Merger to be consummated as contemplated herein shall have been obtained and all statutory waiting periods in respect thereof shall have expired, and no such consents, approvals or authorizations shall contain any conditions, restrictions or requirements which would reasonably be expected (i) following the Effective Time, to have a Material Adverse Effect with respect to the Company, (ii) to restrict the business of Acquiror or any of its Subsidiaries in a manner that would, following the Effective Time, have a Material Adverse Effect with respect to the Company or either Pacific Western National Bank or First National Bank, which are Acquiror’s two principal bank Subsidiaries, or (iii) require the sale by the Company or either Pacific Western National Bank or First National Bank of any material portion of their respective assets (other than, in the case of the Company, all or any portion of its investment securities portfolio).

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

ARTICLE IX

Conditions to Obligations of the Company

Section 9.1. Conditions to Obligations of the Company. The obligations of the Company to effect the Holding Company Merger and to consummate any other transactions contemplated hereby that are required to be consummated by the Effective Time shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any or all of which may be waived in writing by the Company, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties. The representations and warranties of Acquiror set forth in this Agreement shall have been true and correct in all material respects (if not qualified as to materiality) and true and correct (if so qualified) when made, and as of the Closing as if made as of the Closing; provided, however, that this condition precedent shall be deemed to have been satisfied if the failure of any such representations and warranties (without giving effect to any qualifications as to materiality, “Material Adverse Effect” or similar terms and phrases contained therein) to be true and correct individually or in the aggregate has not resulted in or constituted, and would not reasonably be expected to have, a Material Adverse Effect; and provided, further, that to the extent that any such representations and warranties were made as of a specified date, such representations and warranties shall continue on the Closing Date to have been true as of such specified date and not as of the Closing.

(b) Performance. Acquiror shall have performed in all material respects all of its agreements and covenants in this Agreement, taken as a whole, required to be performed by it on or prior to the Effective Time.

(c) No Material Adverse Effect. There shall not have been since June 30, 2005 a Material Adverse Effect with respect to Acquiror.

(d) Officer’s Certificate. The Company shall have received a certificate, dated as of the Effective Time, signed on behalf of Acquiror by its Chief Financial Officer, certifying to the fulfillment of the conditions stated in Sections 9.1(a)-(c) hereof.

(e) Listing on Nasdaq. The shares of Acquiror Common Stock to be issued in the Holding Company Merger shall have been approved for listing on the Nasdaq National Market, subject to official notice of issuance.

(f) Tax Opinion. The Company shall have received an opinion of its counsel, subject to assumptions and exceptions normally included, in form and substance reasonably satisfactory to the Company, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, which are consistent with the state of facts existing at the Effective Time of the Holding Company Merger, the Holding Company Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned on the receipt of tax representation letters from Acquiror and the Company, which letters shall be in such form and substance as may reasonably be required by the recipient’s counsel. Each such tax representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect as of the date of such opinion.

ARTICLE X

Conditions to Obligations of Acquiror

Section 10.1. Conditions to Obligations of Acquiror. The obligations of Acquiror to effect the Holding Company Merger and to consummate any other transactions contemplated hereby that are required to be consummated by the Effective Time shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived in writing by Acquiror, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement, shall have been true and correct in all material respects (if not qualified as to materiality) and true and correct (if so qualified) when made, and as of the Closing as if made as of the Closing, provided, however, that this condition precedent shall be deemed to have been satisfied if the failure of any such representations and warranties (without giving effect to any qualifications as to materiality, “Material Adverse Effect” and similar terms and phrases contained therein) to be true and correct individually or in the aggregate has not resulted in or constituted, and would not reasonably be expected to have, a Material Adverse Effect; and provided, further, that to the extent that any such representations and warranties were made as of a specified date, such representations and warranties shall continue on the Closing Date to have been true as of such specified date and not as of the Closing.

(b) Performance. The Company shall have performed in all material respects all of its agreements and covenants in this Agreement, taken as a whole, required to be performed by it on or prior to the Effective Time.

(c) No Material Adverse Effect. There shall not have been since June 30, 2005 a Material Adverse Effect with respect to the Company.

(d) Officer’s Certificate. Acquiror shall have received a certificate, dated as of the Effective Time, signed on behalf of the Company by its Chief Financial Officer, certifying to the fulfillment of the conditions stated in Sections 10.1(a)-(c) hereof.

(e) Consents. The Company shall have obtained each of the consents listed in Schedule 10.1(e) of the Company Disclosure Schedule.

(f) Tax Opinion. Acquiror shall have received an opinion of its counsel, subject to assumptions and exceptions normally included, in form and substance reasonably satisfactory to Acquiror, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, which are consistent with the state of facts existing at the Effective Time of the Holding Company Merger, the Holding Company Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned on the receipt of tax representation letters from Acquiror and the Company, which letters shall be in such form and substance as may reasonably be required by the recipient’s counsel. Each such tax representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect as of the date of such opinion.

(g) Shareholders’ Equity and Reserves. The sum of (i) the Adjusted Shareholders’ Equity (as hereinafter defined) of the Company and (ii) the Company’s ALL (the “Combined Target”), as of the last business day of the latest month reflected in the Closing Financial Statements (the “Shareholders’ Equity Measuring Date”), shall not be less than $72,747,000, in each case as set forth in the Closing Financial Statements. For purposes of this Section 10.1(g), “Adjusted Shareholders’ Equity” means the total shareholders’ equity of the Company as of the Shareholders’ Equity Measuring Date as set forth in the Closing Financial Statements minus any unrealized gains or plus any unrealized losses (as the case may be) in the Company’s securities portfolio due to mark-to-market adjustments as of the Shareholders’ Equity Measuring Date, plus the sum of (w) all amounts paid or accrued in connection with any actions taken pursuant to Section 6.4 to the extent that such actions were not necessary to bring the Company into conformity with GAAP or RAP, in each case as applied on a consistent basis in the United States of America, (x) all Professional Fees paid during or accrued for the period covered by the Closing Financial Statements, but in no event more than $2,000,000 (the “Professional Fee Cap”), plus the costs incurred by the Advisors to the Company or Company Bank solely in connection with the transactions contemplated by this Agreement that have been reimbursed or paid or are reimbursable or payable by the Company, (y) any costs associated with the termination of employee benefit plans or programs (inclusive of any severance compensation paid or to be paid as provided in Section 7.5 hereof), and (z) the aggregate amount paid by the Company, if any, in order to satisfy its obligation to take all action as may be necessary to cancel the Company Options pursuant to Section 2.5, in the case of each of the items set forth in clauses (w) through (z) to the extent and only to the extent of the tax-effected amount of such items reflected in the Closing Financial Statements.

(h) Directors’ Resignations. Acquiror shall have received the written resignation of each director of the Company and its Subsidiaries (in such director’s capacity as a director of the Company or such Subsidiary), effective as of the Effective Time.

ARTICLE XI

Termination, Amendment and Waiver

Section 11.1. Termination. This Agreement may be terminated, and the Holding Company Merger contemplated hereby may be abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after approval of this Agreement and the Holding Company Merger by the shareholders of the Company and the shareholders of Acquiror:

(a) By mutual written consent of Acquiror and the Company, by action of their respective Boards of Directors;

(b) By either the Acquiror or Company, if the Effective Time shall not have occurred on or before September 15, 2006 (the “Termination Date); provided, however, that the right to terminate this Agreement under this Section 11.1(b) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement shall have been a principal reason for or a principal cause of the failure of the Effective Time to occur on or before such date;

(c) By either the Acquiror or Company, if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable (which order, decree, ruling or other action the parties shall have used their reasonable best efforts to resist, resolve or lift, as applicable, subject to the provisions of Section 5.5 hereof);

(d) By written notice of Acquiror, if:

(i) the Company Board shall have: (A) withdrawn, or adversely modified or changed, or resolved to withdraw or adversely modify or change, the Company Board Recommendation; (B) approved or recommended, or resolved to approve or recommend, to its shareholders an Acquisition Proposal other than that contemplated by this Agreement; (C) entered into, or resolved to enter into, any agreement with respect to an Acquisition Proposal; or (D) recommended that its shareholders tender their shares in any tender offer or exchange offer that is commenced other than by Acquiror or an affiliate of Acquiror; or

(ii) the Company, any of its Subsidiaries or any of their respective Representatives shall have materially breached Section 6.3; or

(iii) a Company Affiliated Shareholder materially breaches any of his or her representations or warranties or any of his or her covenants or obligations contained in his or her Voting Agreement, including a breach of the obligation to vote his or her Company Shares in favor of the adoption of this Agreement, if such breach would reasonably be expected to materially impede or delay or prevent the consummation of the Holding Company Merger or the Bank Merger and cannot be or has not been cured within thirty (30) days after the giving of written notice thereof to the breaching Company Affiliated Shareholder;

(e) By the Company pursuant to Section 6.3(e);

(f) By Acquiror, if the Company shall have breached any of its representations or warranties, or failed to perform any of its agreements or covenants, contained in this Agreement, which breach or failure to perform (i) is incapable of being cured by the Company prior to the Effective Time, and (ii) renders any condition, as applicable, under Sections 10.1(a) or 10.1(b) incapable of being satisfied prior to the Termination Date;

(g) By the Company, if (i) Acquiror shall have breached any of its representations or warranties, or failed to perform any of its agreements or covenants, contained in this Agreement, which breach or failure to perform (y) is incapable of being cured by Acquiror prior to the Effective Time, and (z) renders any condition under Sections 9.1(a) or 9.1(b) incapable of being satisfied prior to the Effective Time or (ii) an Acquiror Affiliated Shareholder materially breaches any of his or her representations or warranties or any of his or her covenants or obligations contained in his or her Voting Agreement, including a breach of the obligation to vote his or her Acquiror Shares in favor of the approval of the principal terms of this Agreement or the issuance of Acquiror Shares pursuant to the Holding Company Merger, if such breach would reasonably be expected to materially impede or delay or prevent the consummation of the Holding Company Merger or the Bank Merger and cannot be or has not been cured within thirty (30) days after the giving of written notice thereof to the breaching Acquiror Affiliated Shareholder;

(h) By Acquiror or the Company, upon the failure of the Company Shareholders to approve the adoption of this Agreement by the affirmative vote of the holders of a majority of the Company Shares as required by the applicable provisions of the DGCL at the Company Shareholders’ Meeting;

(i) By Acquiror or the Company, upon the failure of the Acquiror Shareholders to approve, by the affirmative vote of a majority of the holders of the Acquiror Shares at the Acquiror Shareholders’ Meeting, (i) this Agreement or (ii) the issuance of the Acquiror Shares in the Holding Company Merger in accordance with this Agreement.

Section 11.2. Effect of Termination.

(a) Survival. In the event of termination of this Agreement as provided in Section 11.1 hereof, this Agreement shall forthwith become void and of no effect except that the provisions of this Section 11.2 and Section 5.4, the last sentence of Section 6.2 and the entirety of Article XII shall survive any termination of this Agreement pursuant to Section 11.1.

(b) Company Termination Fee. The Company shall pay Acquiror a termination fee in the amount of Seven Million Fifty Thousand Dollars ($7,050,000) (the “Company Termination Fee”), in the manner and at the time set forth in Section 11.2(c) hereof, in the event that this Agreement is terminated solely as follows:

(i) if Acquiror shall terminate this Agreement pursuant to Section 11.1(d);

(ii) if the Company shall terminate this Agreement pursuant to Section 11.1(e); or

(iii) in the event that (A) an Acquisition Proposal involving the Company shall have been publicly announced, commenced or otherwise become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal involving the Company, (B) thereafter this Agreement is terminated by either Acquiror or the Company pursuant to (x) Section 11.1(b) for failure of the Holding Company Merger to be consummated by the date specified therein and such failure is the result of the knowing action or inaction of the Company or (y) Section 11.1(h) for failure of the Company Shareholders to approve the adoption of this Agreement, and (c) within twelve (12) months of the termination of this Agreement, the Company consummates such Acquisition Proposal.

Payment of the Termination Fee to Acquiror, pursuant to this Section 11.2(b), shall be the sole and exclusive liability of the Company to and the sole remedy of Acquiror for any termination of this Agreement as set forth in paragraphs (i), (ii) and (iii) of this Section 11.2(b), or the actions, events, occurrences or circumstances giving rise to any such termination, except in the case of a termination for material breach of Section 6.3 in which case the Company Termination Fee shall not be the sole remedy available to Acquiror and Acquiror shall be entitled to pursue all remedies to which it is entitled at law or in equity.

(c) Payment of Termination Fee. If the Company Termination Fee becomes payable pursuant to Section 11.2(b), that Fee shall be paid by wire transfer of immediately available funds to an account designated by Acquiror, within three (3) Business Days after termination of this Agreement in the case of a termination described in paragraph 11.2(b)(i) or within three (3) Business Days after the consummation of the Acquisition Transaction in the case of a termination set forth in paragraph 11.2(b)(iii), and prior to termination of this Agreement in the case of a termination described in paragraph of 11.2(b)(ii). The Company acknowledges that the agreements contained in this Section 11.2 are an integral part of the transactions contemplated by this Agreement, and that without such agreements Acquiror would not have entered into this Agreement, and that such amounts do not constitute a penalty. If the Company fails to promptly pay Acquiror the amounts due under this Section 11.2 within the time period specified therein, the Company shall pay all costs and expenses (including attorneys’ fees) incurred by Acquiror in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with the interest as required under Section 11.2(f).

(d) Effect of Termination pursuant to Section 11.1(f) or 11.1(g). Notwithstanding anything to the contrary that may be contained in Section 11.2(b), if this Agreement is terminated by Acquiror as provided in Section 11.1(f) or by the Company as provided in Section 11.1(g), and the event that entitled such party (the “Terminating Party”) to terminate this Agreement pursuant to Section 11.1(f) or 11.1(g), as the case may be, was a willful and material breach by the other party (a “Breaching Party”) of any representation, warranty or covenant of such Breaching Party set forth in this Agreement, the Terminating Party shall have all rights and remedies available to it under this Agreement or at law to recover from the Breaching Party all damages, losses, costs and expenses that the Terminating Party incurs by reason of such willful and material breach by the Breaching Party and the resulting termination of this Agreement.

(e) Effect of Other Terminations. No party shall have any liability of any kind or nature to the other party by reason of any termination of this Agreement pursuant to Section 11.1 or the action, events, occurrences or circumstances that caused this Agreement to be terminated, except as and to the extent provided in Sections 11.2(b) and 11.2(d) above. In no event and under no circumstance shall any officer, director, shareholder, employee or independent contractor of any party hereto have any liability whatsoever to the other party by reason of any termination of this Agreement or the action, events, occurrences or circumstances that caused this Agreement to be terminated.

(f) Payments. All payments that a party becomes obligated to make to the other party hereto pursuant to Section 11.2(b) or 11.2(d) shall be made by wire transfer of immediately available funds to an account designated by Acquiror or the Company, as applicable, when due. If a party obligated to make such payment (a “Payor Party”) fails to pay any such amount when payment thereof is due to the other party, the unpaid amount shall bear interest at the prime rate of interest printed in The Wall Street Journal on the date such payment was required to be made until it is paid in full and the other party shall be entitled to recover such accrued interest and its costs and expenses (including reasonable attorneys’ fees and expenses) incurred in its efforts to collect such amount from the Payor Party (whether or not litigation is instituted).

ARTICLE XII

General Provisions

Section 12.1. Survival After the Effective Time. None of the representations and warranties in this Agreement or in any schedule, instrument or any other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 12.1 shall not limit any covenant or agreement of the parties which by its terms contemplates or provides for performance after the Effective Time or after any termination of this Agreement pursuant to Section 11.1(a) hereof, each of which covenants or agreements shall survive the consummation of the Holding Company Merger or termination of this Agreement, as applicable, until such covenant or agreement has been fully and faithfully performed.

Section 12.2. Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (but only if followed by transmittal by national overnight courier or hand for delivery on the next Business Day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by national overnight courier, in each case as follows:

If to Acquiror, addressed to it at:

120 Wilshire Boulevard

Santa Monica, CA 90401

Attention: Jared M. Wolff, Esq., Executive Vice President & General Counsel

Telephone: (310) 458-1531 ext. 286

Facsimile: (310) 451-4555

with a copy to:

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

Attention: Patrick S. Brown, Esq.

Telephone: (310) 712-6600

Fax: (310) 712-8800

If to the Company, addressed to it at:

510 South Grand Avenue,

Glendora California 91741

Attention: George E. Langley, President & CEO

Fax: (626) 914-5373

with a copy to:

Stradling Yocca Carlson & Rauth

660 Newport Center Drive, Suite 1600

Newport Beach, California 92660

Attention: Ben A. Frydman, Esq.

      Michael H. Mulroy, Esq.

Fax: (949) 725-4100

Section 12.3. Certain Definitions. For purposes of this Agreement, the term:

“Acquiror Common Stock” and “Acquiror Shares” each means shares of common stock of Acquiror, no par value per share.

“Acquiror Preferred Stock” means shares of any series of preferred stock of Acquiror, no par value per share.

“Acquisition Proposal” means any offer or proposal concerning any (a) merger, consolidation, business combination, or similar transaction involving the Company or Company Bank, (b) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of the Company representing 20% or more of the consolidated assets of the Company and its Subsidiaries, as applicable, (c) issuance, sale, or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for such securities) representing 20% or more of the voting power of the Company or any Subsidiary, (d) transaction, including any tender offer, in which any person shall acquire beneficial ownership, or the right to acquire beneficial ownership or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of 20% or more of the outstanding voting capital stock of the Company or any Subsidiary, or (e) any combination of the foregoing (other than the Holding Company Merger).

“Acquiror Shareholders” means the record holders of the Acquiror Shares.

“Acquiror Shareholder Approval” means the approval of (i) the principal terms of this Agreement by the affirmative vote (in person or by proxy) of the record holders of a majority of the outstanding Acquiror Shares and (ii) the issuance by Acquiror of the Acquiror Shares at the Effective Time to the Company Shareholders pursuant to the Holding Company Merger by the affirmative vote of the record holders of a majority of the Acquiror Shares present and voting (in person or by proxy) at the Acquiror Shareholders’ Meeting.

“affiliate” or “Affiliate” means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned person.

“Aggregate Option Consideration” means the aggregate Option Consideration as determined pursuant to Section 2.5(b) minus $3,000,000.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“BHCA” means the Bank Holding Company Act of 1956, as amended.

“Blue Sky Laws” means state securities or “blue sky” laws.

“Business Day” means any day other than Saturday, Sunday, any federal holiday or any other day on which banks doing business in the state of California are authorized to be closed.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended as of the date hereof.

“Change in Control Arrangements” means all plans, contracts, programs, agreements, policies and other arrangements (whether written or unwritten) of the Company any of the Company’s Subsidiaries, which provide for (i) the making of any material payment (including, without limitation, any severance, unemployment compensation, parachute) payment to, (ii) any material increase in the compensation or benefits otherwise payable to, or (iii) the acceleration of the time of payment or vesting of any compensation or material benefits of, any of the current or former directors, officers, employees or consultants of the Company or any of its Subsidiaries on or by reason of the execution and delivery of any agreement providing for or the consummation of any transaction or series of related transactions with any person that would result in (A) the persons who were the holders of all of the outstanding voting shares of the Company or any of its Subsidiaries immediately prior to the consummation of such transaction ceasing to own at least seventy-five percent (75%) of the shares of voting stock of the Company or of such Subsidiary (as the case may be), or (B) all or substantially all of the assets of the Company or any Subsidiary thereof being sold or otherwise transferred to another person (other than a person that, immediately prior to the consummation of such sale or other transfer of assets, was an Affiliate of the Company).

“Company Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA and any other plan, policy, program, practice, contract, agreement, understanding or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof of the Company or any ERISA Affiliate), under which the Company, its Subsidiaries or any of their ERISA Affiliates has any obligation or liability, whether actual or contingent, including, without limitation, all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements.

“Company Board” means the Board of Directors of the Company.

“Company Common Stock” and “Company Shares” each means shares of common stock of the Company, par value $0.001 per share.

“Company Option Plans” means the Company’s 1993 Stock Incentive Plan and the Company’s 2003 Stock Option Plan, each as amended.

“Company Shareholders” means the record holders of the Company Shares.

“Company Shareholder Approval” means the adoption of this Agreement by the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding Company Shares.

“Contracts” means any of the agreements, contracts, leases, powers of attorney, notes, loans, evidence of indebtedness, letters of credit, settlement agreements, franchise agreements, covenants not to compete, employment agreements, licenses, instruments, obligations, commitments, understandings, policies, and executory commitments to which any company is a party or to which any of its assets are subject, whether oral or written.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise.

“Debenture Indenture” means that certain Indenture dated as of December 19, 2002 pursuant to which the Company issued the Junior Subordinated Debentures.

“Debenture Trustee” means State Street Bank and Trust Company of Connecticut, National Association, trustee under the Debenture Indenture.

“Derivative Transaction” means a transaction involving any swap, forward, future, option, cap, floor or collar or any other interest rate or foreign currency protection contract or any other contract that is not included in the Balance Sheet of the Company or Acquiror, as applicable, and is a derivatives contract.

“DFI” means the California Department of Financial Institutions.

“DRIP” means the Company’s Dividend Reinvestment Plan.

“Environmental Laws” means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, treaty, writ or order and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, judgment, stipulation, injunction, permit, authorization, policy, opinion, or agency requirement, in each case having the force and effect of law, relating to pollution, contamination, protection, investigation or restoration of the environment, health and safety or natural resources, including, without limitation, noise, odor, wetlands, or the use, handling, presence, transportation, treatment, storage, disposal, release, threatened release or discharge of Hazardous Materials.

“Environmental Permits” means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, membership or similar interest in any entity, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means any entity or trade or business (whether or not incorporated) other than the Company that together with the Company, is considered under common control and treated as a single employer under Section 4.14(b), (c), (m) or (o) of the Code.

“Exchange Act” shall mean Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FDIC” means the Federal Deposit Insurance Corporation.

“FRB” means the Board of Governors of the Federal Reserve System.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Government Approvals” shall mean, where applicable, (i) the approval of the Holding Company Merger by the FRB under the BHCA and the approval of the Bank Merger by the Office of the Comptroller of the Currency under the Bank Merger Act, as amended, (ii) any approval by the DFI required under the California Financial Code, and (iii) all other consents, approvals, authorizations, permits or orders of Governmental Entities that are required by applicable Law to be obtained to permit the parties to consummate the Holding Company Merger or the Bank Merger, including, but not limited to those required under the Exchange Act, the Securities Act, applicable Blue Sky Laws, the rules and regulations of NASDAQ applicable to the Company or Acquiror, and any other consents, approvals, authorizations or permits from Governmental Entities that may be required by the CGCL and/or DGCL.

“Governmental Entity” means any domestic or foreign governmental, administrative, judicial or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity.

“group” is defined as in the Exchange Act, except where the context otherwise requires.

“Guarantee Agreement” means that certain Guarantee Agreement dated as of December 19, 2002 entered into by the Company with the Indenture Trustee in connection with the Company’s issuance of its Junior Subordinated Debentures.

“Hazardous Materials” means any substance in concentration that is (a) listed, classified or regulated pursuant to any Environmental Law, (b) any petroleum, petroleum products, byproducts or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (c) any chemical, material or other substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law or which is the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

“IRS” means the United States Internal Revenue Service.

“Junior Subordinated Debentures” means the Company’s Floating Rate Junior Subordinated Deferrable Interest Debentures due 2032, issued by the Company in an aggregate principal amount of $8 million pursuant to the Debenture Indenture entered into by the Company with the Debenture Trustee.

“knowledge” of any person which is not an individual means, with respect to any specific matter, the actual knowledge of such person’s executive officers and any other officer having primary responsibility for such matter after reasonable inquiry.

“Law” means any foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding.

“Material Adverse Effect” means, when used in connection with any entity, any change, effect, or circumstance that (a) has or could reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of such entity and its Subsidiaries taken as a whole, other than such changes, effects or circumstances reasonably attributable to: (i) economic conditions generally in the United States, conditions in the financial or securities markets in general or conditions in general in the banking industry and markets in which such entity conducts its businesses, except to the extent such changes materially and disproportionately affect, in an adverse manner, such entity and its Subsidiaries considered as a whole; (ii) changes in banking and similar laws of general applicability or interpretations thereof by courts or Governmental Entities; (iii) events, effects or circumstances to the extent disclosed in such party’s Disclosure Schedules or to the extent such events, effects or circumstances would reasonably be expected to occur as a result of events, effects or circumstances disclosed in such party’s Disclosure Schedule; (iv) the announcement or pendency of the Holding Company Merger; (v) any litigation instituted seeking to enjoin, whether temporarily, preliminarily or permanently, the consummation of the Holding Company Merger or asserting that (A) the Merger Consideration or Exchange Ratio is not fair to the Company’s shareholders, (B) the Company’s directors or officers breached their fiduciary duties or the requirement to act in good faith as a result of their actions in connection with the approval of or efforts to consummate the Holding Company Merger, or (C) the Registration Statement or Proxy Statement/Prospectus contained any misstatements of material fact or omitted to state a material fact that was necessary to make the statements therein not misleading (so long as the court in any such action has not preliminarily or permanently enjoined the consummation of the Holding Company Merger and has not rendered a final judgment finding that any such allegations are true); (vi) any action taken by the Company with Acquiror’s express written consent or any action taken by the Company that the Company was required to take pursuant to the terms of this Agreement (other than those actions that the Company is required to take pursuant to the first sentence of Section 6.1 hereof); (vii) any change in the trading price of a party’s common stock in and of itself; or (viii) any failure, in and of itself, by either party to meet internal or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance (it being understood that, with respect to the preceding clauses (vii) and (viii) that the facts or circumstances giving rise or contributing either to such change in trading price or failure to meet estimates or projections may be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Material Adverse Effect pursuant to any of clauses (i) through (viii) of this definition); or (b) prevents Acquiror or the Company, as applicable, from consummating the

Holding Company Merger or consummating any of the other material transactions contemplated by this Agreement or performing any of such party’s obligations under Article I or Article II of this Agreement the nonperformance of which would entitle either of the parties to terminate this Agreement pursuant to Section 11.1 hereof or that delays beyond the Termination Date or materially impairs the ability of Acquiror or Company, as applicable, to consummate the Holding Company Merger or the Bank Merger.

“person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Proxy Statement/Prospectus” shall mean the proxy statement/prospectus to be sent to the Company Shareholders in connection with the meeting thereof at which the Company Shareholders shall consider and vote on the approval of this Agreement and the Holding Company Merger, as such proxy statement/prospectus may be amended or supplemented.

“Registration Statement” shall mean the registration statement pursuant to which the Acquiror Shares to be issued in the Holding Company Merger will be registered with the SEC under the Securities Act, as such registration statement may be amended or supplemented following such filing and as of the date it is declared or has become effective under the Securities Act.

“Regulation S-X” means the SEC promulgated regulation which is referred to by the SEC as Regulation S-X and which, together with the SEC’s Financial Reporting Releases, sets forth the form and content of and requirements for financial statements required to be filed as a part of (i) registration statements filed under the Securities Act of 1933 and (ii) registration statements under section 12, annual or other reports under sections 13 and 15(d) and proxy and information statements under section 14 of the Securities Exchange Act of 1934.

“Rights” means the rights to purchase Common Stock of the Company issued pursuant to the Rights Agreement.

“Rights Agreement” means the agreement, as amended, by and between the Company and Registrar and Transfer Company as the successor Rights Agent to ChaseMellon Shareholder Services, L.L.C. setting forth the rights of the holders of Rights to Purchase Common Stock of the Company.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Severance Arrangements” means all agreements, plans, contracts, programs, arrangements and policies (whether written or unwritten) of the Company or any of the Company’s Subsidiaries that provide for the payment or continuation of compensation or benefits to any of the current or former directors, officers or employees of or consultants to the Company or any of its Subsidiaries on or by reason of, or following, a termination of employment or cessation of service of such director, officer, employee or consultant with the Company or any of its Subsidiaries.

“Significant Subsidiary” shall have the meaning given to it in Rule 1-02(w) of SEC Regulation S-X.

“Special Board Committee” shall mean a committee of the Company Board which (i) has been authorized by the Company Board to consider and act on a Superior Proposal pursuant to Section 6.3 of this Agreement due to a conflict of interest of one or more directors with respect to such Superior Proposal and (ii) is comprised solely of all disinterested directors with respect to such Superior Proposal.

“Subsidiary” of any person means any corporation, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such corporation, partnership, joint venture or other legal entity.

“Superior Proposal” means a bona fide written offer which is not solicited after the date hereof in violation of this Agreement made by any person other than Acquiror that involves (a) (i) a sale, lease, exchange, transfer or other disposition of more than 50% of the assets of the Company and its Subsidiaries, taken as a whole, in a single transaction or a series of related transactions, or (ii) the acquisition, directly or indirectly, by such third party of beneficial ownership of 50% or more of the Common Stock of the Company, whether to be effectuated by a merger, consolidation, share exchange, business combination, tender or exchange offer or otherwise, (b) is on terms which the Company Board in good faith concludes (following consultation with its financial advisors and outside legal counsel) are more favorable to the Company’s shareholders (in their capacities as shareholders) than the transactions contemplated by this Agreement (including any revisions hereto), and (c) is, in the good faith judgment of the Company Board, reasonably likely to be completed materially on the terms proposed, taking into account the various legal, financial and regulatory aspects of the proposal.

“Taxes” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative, minimum, add-on minimum, sales, use, transfer, registration, ad valorem, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental (including taxes under Section 59A of the Code), customs duties, real property, personal property, capital stock, employment, profits, withholding, disability, intangibles, withholding, social security, unemployment, disability, payroll, license, employee or other tax or levy, of any kind whatsoever, including any interest, penalties, or additions to tax in respect of the foregoing, and any interest in respect of such penalties or additions, whether disputed or not.

“Tax Returns” means any report, return (including information return), claim for refund, declaration or statement relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“401(K) Plan” means the Company Bank’s “Partners in Your Future” 401(k) Profit Sharing Plan.

Section 12.4. Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

DEFINED TERMS	SECTION
Agreement	Preamble
Acceleration Date	Section 2.5(a)
Acknowledgment and Waiver	Section 6.10
Acquiror	Preamble
Acquiror Affiliated Shareholders	Recitals
Acquiror Articles	Section 4.1(b)
Acquiror Average Closing Price	Section 2.1(b)
Acquiror Balance Sheet	Section 4.8(c)
Acquiror Banks	Recitals

Acquiror Benefit Plan	Section 7.3
Acquiror Board	Section 4.4(b)
Acquiror Board Approval	Section 4.4(b)
Acquiror Board Recommendation	Section 5.3(b)
Acquiror Bylaws	Section 4.1(b)
Acquiror Disclosure Schedule	Article IV
Acquiror Initial Price	Section 2.1(b)
Acquiror Measuring Period	Section 2.1(b)
Acquiror Options	Section 2.5(b)
Acquiror Permits	Section 4.7(a)
Acquiror SEC Filings	Section 4.8(a)
Acquiror Shareholders’ Meeting	Section 5.2
Acquiror Stock Certificates	Section 2.4(a)
Adjusted Shareholders’ Equity	Section 6.1(d)
Advisors	Section 6.14
Agreement of Merger	Section 1.2
Base Common Company Stock Value	Section 2.1(b)
Breaching Party	Section 11.2(d)
Certificate of Merger	Section 1.2
CGCL	Recitals
Closing	Section 1.2
Closing Balance Sheet Date	Section 6.15
Closing Date	Section 1.2
Closing Financial Statements	Section 6.15
Code	Recitals
Combined Target	Section 10.1(g)
Company	Preamble
Company Affiliates	Section 6.6
Company Affiliated Shareholders	Recitals
Company Bank	Recitals
Company Balance Sheet	Section 3.8(c)
Company Board Approval	Section 3.5(b)
Company Board Recommendation	Section 5.3(b)
Company Bylaws	Section 3.2
Company Certificate	Section 3.2
Company Disclosure Schedule	Article III
Company Employees	Section 7.3
Company Financial Advisor	Section 3.24
Company Material Contract	Section 3.6(a)
Company Options	Section 2.5
Company Option Shares	Section 3.3(a)
Company Permits	Section 3.7
Company SEC Filings	Section 3.8(a)
Company Stock Certificate	Section 2.4(b)
Company Shareholders’ Meeting	Section 5.2
Company Termination Fee	Section 11.2(b)
Confidentiality Agreement	Section 6.2
Current D&O Policies	Section 7.4(c)
Deferred Compensation Programs	Section 6.11
DGCL	Recitals
Effective Time	Section 1.2
Exchange Agent	Section 2.4(a)
Exchange Fund	Section 2.4(a)
Fairness Opinion	Section 3.24
Fee Schedule	Section 6.14
Governing Law	Section 12.12
Holding Company Merger	Recitals

Indemnified Liabilities	Section 7.4(a)
Indemnified Persons	Section 7.4(a)
Intellectual Property	Section 3.17
Liens	Section 3.4
Maximum Adjustment Price	Section 2.1(b)
Maximum Annual Premium	Section 7.4(c)
Merger	Recitals
Merger Consideration	Section 2.1(a)
Minimum Adjustment Price	Section 2.1(b)
Multiemployer Plan	Section 3.11(c)
Non-Solicitation Agreements	Recitals
Professional Fees	Section 6.14
Professional Fee Cap	Section 10.1(g)
RAP	Section 6.4
Regulatory Authority	Section 3.8(e)
Representatives	Section 6.2
Sarbanes-Oxley Act	Section 3.8(d)
Shareholders’ Equity Measuring Date	Section 10.1(g)
Surviving Corporation	Section 1.1
Terminating Party	Section 11.2(d)
Termination Date	Section 11.1(b)
Voting Agreements	Recitals

Section 12.5. Fees and Expenses. Subject to any provisions in Section 11.2 to the contrary, whether or not the Holding Company Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 12.6. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 12.7. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic (including, without limitation, the aggregate Merger Consideration) and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in any manner materially adverse to any party; provided, that for purposes of clarification, any change in the Merger Consideration shall be deemed to be “materially adverse.” Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 12.8. Entire Agreement. This Agreement (together with the Exhibits, Acquiror Disclosure Schedule and Company Disclosure Schedule and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof, and except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

Section 12.9. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void.

Section 12.10. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Sections 7.4 and 7.5, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 12.11. Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive arms-length negotiations between the parties.

Section 12.12. Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the law of the state of Delaware without regard to conflict of Law principles thereof (the “Governing Law”). The parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the Court of Chancery of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 12.2 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

(b) Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each such party understands and has considered the implications of this waiver, (iii) each such party makes this waiver voluntarily, and (iv) each such party has been induced to enter into this Agreement by, among other things, the waivers and certifications in this Section 12.12.

Section 12.13. Specific Performance. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions, without the posting of any bond, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 12.14. Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) waive compliance by the other party with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the Company Shareholders, there may not be, without further approval of such Shareholders, any extension or waiver of this Agreement or any portion thereof which, by Law or in accordance with the rules of the Exchange, requires further approval by such Shareholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by each of the parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent failure to comply with the same obligation, covenant, agreement or condition or any failure to comply with any other obligation, covenant, agreement or condition by the party whose performance was waived.

Section 12.15. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the adoption of this Agreement by the Company Shareholders, no amendment shall be made except as allowed under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 12.16. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which executed counterparts and any photocopies and facsimile copies thereof, shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

[Signature page follows]

IN WITNESS WHEREOF, Acquiror and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

FIRST COMMUNITY BANCORP

By:	/s/ Matthew P. Wagner
Name:	Matthew P. Wagner
Title:	President and CEO

By:	/s/ Victor R. Santoro
Name:	Victor R. Santoro
Title:	Executive Vice President and CFO

FOOTHILL INDEPENDENT BANCORP

By:	/s/ George E. Langley
Name:	George E. Langley
Title:	President and CEO

By:	/s/ Carol Ann Graf
Name:	Carol Ann Graf
Title:	Senior V.P., CFO and Secretary